                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2007

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F
               ---           ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes     No  X
         ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's 2007 interim report.

     This report contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     -- the Registrant's plan to increase exploration efforts, optimize the structure of its refining operations, construct new pipelines, and develop newer and larger operations internationally; and

     --   the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     -    fluctuations in crude oil and natural gas prices;

     -    failure to achieve continued exploration success;

     -    failure or delay in achieving production from development projects;

     - failure to complete the proposed acquisition of certain overseas assets as planned;

     -    change in demand for competing fuels in the target market;

     -    continued availability of capital and financing;

     -    general economic, market and business conditions;

     - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     -    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this report, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this report might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

FINANCIAL AND BUSINESS SUMMARY

0.1%

Output of crude oil for the first half of 2007 was 419.7 million barrels, representing an increase of 0.1% from the first half of 2006.

16.5%

Output of marketable natural gas for the first half of 2007 was 798.0 billion cubic feet, representing an increase of 16.5% from the first half of 2006.

3.7%

Total output of crude oil and natural gas for the first half of 2007 was 552.7 million barrels of oil equivalent, representing an increase of 3.7% from the first half of 2006.

20.3%

Consolidated turnover for the first half of 2007 was RMB392,726 million, representing an increase of 20.3% from the first half of 2006.

1.4%

Consolidated net profit* for the first half of 2007 was RMB81,830 million, representing an increase of 1.4% from the first half of 2006.

RMB0.01

Basic and diluted earnings per share attributable to equity holders of the Company for the first half of 2007 were RMB0.46, representing an increase of RMB0.01 from the first half of 2006.

RMB0.205690

The Board of Directors has proposed an interim dividend attributable to equity holders of the Company for the first half of 2007 of RMB0.205690 per share.

* Note: Consolidated net profit is profit attributable to the Company's equity holders.

CONTENTS

01. Consolidated Interim Condensed Financial Statements

42. Management's Discussion and Analysis of Financial Position and Results of Operations

59. Business Operating Review and Prospects

62. Interim Dividends and Closure of Register of Members

62. Share Capital Structure

63. Repurchase, Sale or Redemption of Securities

63. Qualified Accountant

63. Other Disclosures

64. Shareholdings of Major Shareholders

66. Interests of Directors and Supervisors in the Share Capital of the Company

66. Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

66. Compliance with the Code on Corporate Governance Practices

67. Audit Committee

67. Directors of the Company

                           PETROCHINA COMPANY LIMITED
                 UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
            For the six months ended June 30, 2007 and June 30, 2006
                 (Amounts in millions except for per share data)

                                                                          SIX MONTHS ENDED JUNE 30
                                                                     ---------------------------------
                                                             NOTES        2007              2006
                                                             -----   -------------   -----------------
                                                                          RMB               RMB
TURNOVER                                                       4           392,726             326,545
                                                                          --------            --------
OPERATING EXPENSES
   Purchases, services and other                                          (166,995)           (112,758)
   Employee compensation costs                                             (22,426)            (16,993)
   Exploration expenses, including exploratory dry holes                   (10,607)             (8,750)
   Depreciation, depletion and amortisation                                (31,228)            (29,910)
   Selling, general and administrative expenses                            (23,901)            (19,104)
   Taxes other than income taxes                               5           (28,784)            (24,259)
   Other income, net                                                           345                 522
                                                                          --------            --------
TOTAL OPERATING EXPENSES                                                  (283,596)           (211,252)
                                                                          --------            --------
PROFIT FROM OPERATIONS                                                     109,130             115,293
                                                                          --------            --------
FINANCE COSTS
   Exchange gain                                                               581                 830
   Exchange loss                                                              (923)               (798)
   Interest income                                                             819                 959
   Interest expense                                                         (2,050)             (1,848)
                                                                          --------            --------
TOTAL NET FINANCE COSTS                                                     (1,573)               (857)
                                                                          --------            --------
SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED
   ENTITIES                                                                  2,785               1,482
                                                                          --------            --------
PROFIT BEFORE TAXATION                                         6           110,342             115,918
TAXATION                                                       7           (24,026)            (30,675)
                                                                          --------            --------
PROFIT FOR THE PERIOD                                                       86,316              85,243
                                                                          ========            ========
ATTRIBUTABLE TO:
   Equity holders of the Company                                            81,830              80,681
   Minority interest                                                         4,486               4,562
                                                                          --------            --------
                                                                            86,316              85,243
                                                                          ========            ========
BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT
   ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY DURING
   THE PERIOD                                                  8              0.46                0.45
                                                                          ========            ========
DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
   Interim dividends proposed after the balance sheet date     9            36,823              36,307
                                                                          ========            ========

   The accompanying notes are an integral part of these financial statements.

                           PETROCHINA COMPANY LIMITED
                      UNAUDITED CONSOLIDATED BALANCE SHEET
                    As of June 30, 2007 and December 31, 2006
                              (Amounts in millions)

                                                             NOTES   JUNE 30, 2007   DECEMBER 31, 2006
                                                             -----   -------------   -----------------
                                                                          RMB               RMB
NON CURRENT ASSETS
   Property, plant and equipment                               10          657,041             645,337
   Investments in associates and jointly controlled
      entities                                                              32,447              32,956
   Available-for-sale investments                                            2,508               2,054
   Advance operating lease payments                                         21,195              20,468
   Intangible and other assets                                               6,705               6,627
   Time deposits with maturities over one year                               2,013               2,499
                                                                           -------             -------
                                                                           721,909             709,941
                                                                           -------             -------
CURRENT ASSETS
   Inventories                                                 11           84,327              76,038
   Accounts receivable                                         12           16,399               8,488
   Prepaid expenses and other current assets                                39,618              23,281
   Notes receivable                                            13            4,606               2,844
   Time deposits with maturities over three months but
      within one year                                                        3,407               3,012
   Cash and cash equivalents                                                71,771              48,559
                                                                           -------             -------
TOTAL CURRENT ASSETS                                                       220,128             162,222
                                                                           -------             -------
CURRENT LIABILITIES
   Accounts payable and accrued liabilities                    14          136,581             120,182
   Income tax payable                                                       10,345              17,744
   Other taxes payable                                                      12,325               6,190
   Short-term borrowings                                       15           27,733              35,763
                                                                           -------             -------
                                                                           186,984             179,879
                                                                           -------             -------
NET CURRENT ASSETS/ (LIABILITIES)                                           33,144             (17,657)
                                                                           -------             -------
TOTAL ASSETS LESS CURRENT LIABILITIES                                      755,053             692,284
                                                                           =======             =======
EQUITY
   Equity attributable to equity holders of the Company
   Share capital
      -State-owned shares of RMB 1.00 each                                 157,922             157,922
      -H shares of RMB 1.00 each                                            21,099              21,099
                                                                           -------             -------
                                                                           179,021             179,021
   Retained earnings                                                       318,228             264,092
   Reserves                                                                143,242             143,564
                                                                           -------             -------
                                                                           640,491             586,677
   Minority interest                                                        33,596              30,914
                                                                           -------             -------
TOTAL EQUITY                                                               674,087             617,591
                                                                           -------             -------
NON CURRENT LIABILITIES
   Long-term borrowings                                        15           42,667              35,634
   Other long-term obligations                                                 874                 995
   Asset retirement obligations                                16           19,186              18,481
   Deferred taxation                                                        18,239              19,583
                                                                           -------             -------
                                                                            80,966              74,693
                                                                           -------             -------
                                                                           755,053             692,284
                                                                           =======             =======

   The accompanying notes are an integral part of these financial statements.

                           PETROCHINA COMPANY LIMITED
                   UNAUDITED CONSOLIDATED CASH FLOW STATEMENT
            For the six months ended June 30, 2007 and June 30, 2006
                              (Amounts in millions)

                                                                          SIX MONTHS ENDED JUNE 30
                                                                     ---------------------------------
                                                             NOTES        2007              2006
                                                             -----   -------------   -----------------
                                                                          RMB               RMB
CASH FLOWS FROM OPERATING ACTIVITIES
   Profit for the period                                                    86,316              85,243
   Adjustments for:
      Taxation                                                   7          24,026              30,675
      Depreciation, depletion and amortisation                              31,228              29,910
      Dry hole costs                                                         6,123               4,430
      Share of profit of associates and jointly controlled
         entities                                                           (2,785)             (1,482)
      Reversal of provision for impairment of receivables,
         net                                                     6          (2,254)                (55)
      Reversal of write down in inventories, net                 6             (68)                (80)
      Impairment of available-for-sale investments, net          6              --                   1
      Impairment of associates and jointly controlled
         entities, net                                           6               5                  --
      Loss on disposal of property, plant and equipment          6             407                 185
      Loss on disposal of intangible assets                                     --                   1
      Profit on disposal of associates and jointly
         controlled entities                                                  (371)                (18)
      (Profit)/loss on disposal of available-for-sale
         investments                                                          (105)                  4
      Dividend income                                            6             (75)               (173)
      Interest income                                                         (819)               (959)
      Interest expense                                                       2,050               1,848
   Advance payments on long-term operating leases                           (1,350)             (2,080)
   Changes in working capital:
   Accounts receivable, prepaid expenses and other
      current assets                                                       (20,616)            (15,800)
      Inventories                                                           (8,221)            (17,862)
      Accounts payable and accrued liabilities                              30,365              23,517
                                                                           -------             -------
CASH GENERATED FROM OPERATIONS                                             143,856             137,305
      Interest received                                                        835                 934
      Interest paid                                                         (2,039)             (1,851)
      Income taxes paid                                                    (32,814)            (35,563)
                                                                           -------             -------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                  109,838             100,825
                                                                           -------             -------

   The accompanying notes are an integral part of these financial statements.

                           PETROCHINA COMPANY LIMITED
                   UNAUDITED CONSOLIDATED CASH FLOW STATEMENT
            For the six months ended June 30, 2007 and June 30, 2006
                              (Amounts in millions)

                                                                          SIX MONTHS ENDED JUNE 30
                                                                     ---------------------------------
                                                             NOTES        2007              2006
                                                             -----   -------------   -----------------
                                                                          RMB               RMB
CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures                                                    (58,304)            (45,574)
   Acquisition of associates and jointly controlled
      entities                                                              (1,018)             (1,085)
   Acquisition of available-for-sale investments                              (300)                (59)
   Acquisition of intangible assets                                           (265)               (318)
   Acquisition of other non-current assets                                    (501)               (387)
   Repayment of capital by associates and jointly
      controlled entities                                                    1,552                  83
   Purchase of minority interest in subsidiaries                17             (86)             (4,574)
   Proceeds from disposal of property, plant and equipment                     512                 100
   Proceeds from disposal of associates and jointly
      controlled entities                                                    1,015                  69
   Proceeds from disposal of available-for-sale
      investments                                                              164                   3
   Proceeds from disposal of intangible and other
      non-current assets                                                        --                   2
   Net proceeds of investments in collateralised loans
      with maturities not greater than three months                             --                 235
   Dividends received                                                          365               1,283
   Decrease/(Increase) in time deposits with maturities
      over three months                                                         30              (1,752)
                                                                           -------             -------
NET CASH USED FOR INVESTING ACTIVITIES                                     (56,836)            (51,974)
                                                                           -------             -------
CASH FLOWS FROM FINANCING ACTIVITIES
   Repayments of short-term borrowings                                     (15,405)            (13,109)
   Repayments of long-term borrowings                                      (13,741)            (14,007)
   Dividends paid to minority interest                                      (1,905)             (1,493)
   Dividends paid to equity holders of the Company               9         (27,694)            (32,282)
   Capital contribution from minority interest                                 266                  63
   Increase in short-term borrowings                                        16,139              13,541
   Increase in long-term borrowings                                         12,269              10,094
   Change in other long-term obligations                                      (121)                (98)
                                                                           -------             -------
NET CASH USED FOR FINANCING ACTIVITIES                                     (30,192)            (37,291)
                                                                           -------             -------
CURRENCY TRANSLATION DIFFERENCES                                               402                 165
                                                                           -------             -------
INCREASE IN CASH AND CASH EQUIVALENTS                                       23,212              11,725
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                            48,559              80,905
                                                                           -------             -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                  71,771              92,630
                                                                           =======             =======

    The accompanying notes are an integral part of these financial statements

                           PETROCHINA COMPANY LIMITED
              UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
            For the six months ended June 30, 2007 and June 30, 2006
                              (Amounts in millions)

                                           ATTRIBUTABLE TO EQUITY HOLDERS
                                                   OF THE COMPANY
                                      ----------------------------------------
                                       SHARE    RETAINED                         MINORITY    TOTAL
                                      CAPITAL   EARNINGS   RESERVES   SUBTOTAL   INTEREST    EQUITY
                                      -------   --------   --------   --------   --------   -------
                                        RMB        RMB        RMB       RMB         RMB       RMB
Balance at January 1, 2006            179,021    203,812   132,556    515,389     28,278    543,667
Currency translation differences           --         --       439        439        924      1,363
                                      -------   --------   -------    -------    -------    -------
Net income recognised directly in
   equity                                  --         --       439        439        924      1,363
Profit from January 1 to June 30,
   2006                                    --     80,681        --     80,681      4,562     85,243
                                      -------   --------   -------    -------    -------    -------
Total recognised income from
   January 1 to June 30, 2006              --     80,681       439     81,120      5,486     86,606
                                      -------   --------   -------    -------    -------    -------
Final dividends for 2005 (Note 9)          --    (32,282)       --    (32,282)        --    (32,282)
Dividends to minority interest             --         --        --         --     (1,426)    (1,426)
Purchase of minority interest in
   subsidiaries (Note 17)                  --         --    (2,178)    (2,178)    (2,396)    (4,574)
Other movement in minority interest        --         --        --         --        130        130
                                      -------   --------   -------    -------    -------    -------
Balance at June 30, 2006              179,021    252,211   130,817    562,049     30,072    592,121
                                      =======   ========   =======    =======    =======    =======
Balance at January 1, 2007            179,021    264,092   143,564    586,677     30,914    617,591
Currency translation differences           --         --      (258)      (258)      (164)      (422)
                                      -------   --------   -------    -------    -------    -------
Net loss recognised directly in
   equity                                  --         --      (258)      (258)      (164)      (422)
Profit from January 1 to June 30,
   2007                                    --     81,830        --     81,830      4,486     86,316
                                      -------   --------   -------    -------    -------    -------
Total recognised income/(loss)
   from January 1 to June 30, 2007         --     81,830      (258)    81,572      4,322     85,894
                                      -------   --------   -------    -------    -------    -------
Final dividends for 2006 (Note 9)          --    (27,694)       --    (27,694)        --    (27,694)
Dividends to minority interest             --         --        --         --     (1,895)    (1,895)
Purchase of minority interest in
   subsidiaries (Note 17)                  --         --       (64)       (64)       (22)       (86)
Other movement in minority interest        --         --        --         --         11         11
Minority interest paid-in capital          --         --        --         --        266        266
                                      -------   --------   -------    -------    -------    -------
Balance at June 30, 2007              179,021    318,228   143,242    640,491     33,596    674,087
                                      =======   ========   =======    =======    =======    =======

   The accompanying notes are an integral part of these financial statements.

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

1 ORGANISATION AND PRINCIPAL ACTIVITIES

     PetroChina Company Limited (the "Company") was established in the People's Republic of China (the "PRC" or "China") on November 5, 1999 as a joint stock company with limited liability as a result of a group restructuring (the "Restructuring") of China National Petroleum Corporation ("CNPC") in preparation for the listing of the Company's shares in Hong Kong and in the United States of America. The Company and its subsidiaries are collectively referred to as the "Group".

     In accordance with the restructuring agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB1.00 per share. On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 American Depositary Shares ("ADSs", each representing 100 H shares) in a global offering and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the global offering.

     In September 2005, the Company issued 3,196,801,818 new H shares at HK$
6.00 per share and net proceed to the Company was approximately RMB 19,692. CNPC also sold 319,680,182 state-owned shares it held concurrently with PetroChina's sale of new H shares in September 2005.

     The Group is principally engaged in (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, (iii) the production and sale of chemicals, and (iv) the transmission, marketing and sale of natural gas (Note 18).

2 BASIS OF PREPARATION AND ACCOUNTING POLICIES

     The unaudited consolidated interim condensed financial statements ("financial statements") have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting". The accounting policies and methods of computation used in the preparation of the consolidated interim condensed financial statements are consistent with those used in the preparation of the consolidated financial statements for the year ended December 31, 2006 except for the ones modified by the Group as a result of the adoption of the new or revised International Financial Reporting Standards ("IFRS").

     In 2007, the Group adopted the following new standard and interpretation which are relevant to its operations and mandatory for financial year ending December 31, 2007. The adoption of the new standard and interpretation did not result in substantial changes to the Group's accounting policies. In summary:

     -- IFRS 7, Financial Instruments: Disclosure, and the complementary Amendment to IAS 1, Presentation of Financial Statements - Capital Disclosure.

     -- International Financial Reporting Interpretations Committee ("IFRIC") Interpretation 10, Interim Financial Reporting and Impairment.

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

     The following interpretations are mandatory for financial year ending December 31, 2007 but are not relevant to the Group's operations.

     -- IFRIC Interpretation 7, Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies.

     --   IFRIC Interpretation 9, Reassessment of Embedded Derivatives.

     The consolidated interim condensed financial statements presented herein should be read in conjunction with the consolidated financial statements and notes thereto included in the annual report of the Group for the year ended December 31, 2006. The consolidated interim condensed financial statements as of June 30, 2007 and for the six month periods ended June 30, 2007 and June 30, 2006 included herein are unaudited but reflect, in the opinion of the Board of Directors, all adjustments (which include only normal recurring adjustments) necessary to properly prepare the consolidated interim condensed financial statements, in all material respects, in accordance with IAS 34. The results of operations for the six months ended June 30, 2007 are not necessarily indicative of the results of operations expected for the year ending December 31, 2007.

     Costs that incur unevenly during the financial year are anticipated or deferred in these interm financial statements only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

     Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

     The matters described below are considered to be the most critical in understanding the judgements that are involved in preparing the Group's consolidated financial statements.

     (A) ESTIMATION OF OIL AND NATURAL GAS RESERVES

     Oil and natural gas reserves are key elements in the Group's investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation charges to the consolidated profit and loss account. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In general, changes in the technical maturity of oil and natural gas reserves resulting from new information becoming available from development and production activities have tended to be the most significant causes of annual revisions. Changes to the Group's estimates of proved reserves, particularly proved developed reserves, affect the amount of depreciation, depletion and amortisation recorded in the Group's consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges (assuming constant production) and reduce net profit.

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

     (B) ESTIMATED IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, including oil and gas properties, are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future prices of crude oil, refined products and chemical products and production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group's business plan. These assumptions also include those relative to the pricing regulations by the regulatory agencies in China that the princing regulations will not restrict the profit margins of refined products to levels that will be insufficient to recover the carrying cost of the related production assets. Favourable changes to some assumptions may allow the Group to avoid the need to impair any assets in these years, whereas unfavourable changes may cause the assets to become impaired.

     (C) ESTIMATION OF ASSET RETIREMENT OBLIGATIONS

     Provisions are recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provisions recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc.. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic life of oil and gas properties. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic life of oil and gas properties.

4 TURNOVER

     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas. Analysis of turnover by segment is shown in Note 18.

5 TAXES OTHER THAN INCOME TAXES

     Taxes other than income taxes include RMB 14,942 for the six months ended June 30, 2007 (Six months ended June 30, 2006: RMB 10,289) of special levy which is paid or payable on the portion of income realised by petroleum exploration enterprises from the sales of domestic crude oil at prices higher than a specific level. This levy was imposed by the PRC government and became effective from March 26, 2006.

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

6 PROFIT BEFORE TAXATION

                                                               SIX MONTHS
                                                             ENDED JUNE 30
                                                           -----------------
                                                             2007      2006
                                                           -------   -------
                                                             RMB       RMB
Profit before taxation is arrived at after crediting and
   charging of the following items:

Crediting:
Dividends income from available-for-sale investments            75       173
Reversal of provision for impairment of receivables          2,321       108
Reversal of impairment of available-for-sale investments        --         1
Reversal of write down in inventories                           68       136

Charging:
Amortisation on intangible and other assets                    688       589
Cost of inventories (approximates cost of goods sold)
   recognised as expense                                   208,074   146,273
Depreciation on property, plant and equipment, including
   impairment provision
- owned assets                                              29,916    28,677
- assets under finance leases                                    3         3
Impairment of available-for-sale investments                    --         2
Impairment of investments in associates and jointly
   controlled entities                                           5        --
Provision for impairment of receivables                         67        53
Interest expense (Note (i))                                  2,050     1,848
Loss on disposal of property, plant and equipment              407       185
Operating lease expenses                                     3,166     2,429
Repair and maintenance                                       3,687     2,978
Research and development expenses                            2,796     2,024
Write down in inventories                                       --        56

Note (i): Interest expense
          Interest expense                                   2,624     2,252
          Less: Amounts capitalised                           (574)     (404)
                                                           -------   -------
                                                             2,050     1,848
                                                           =======   =======

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

7 TAXATION

                                                              SIX MONTHS
                                                            ENDED JUNE 30
                                                           ---------------
                                                            2007     2006
                                                           ------   ------
                                                             RMB      RMB
Income tax                                                 25,415   28,682
Deferred tax                                               (1,389)   1,993
                                                           ------   ------
                                                           24,026   30,675
                                                           ======   ======

     In accordance with the relevant PRC income tax rules and regulations, the PRC income tax rate applicable to the Group is principally 33% (2006: 33%). Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of reduced income tax rate to 15% through the year 2010 and accelerated depreciation of certain property plant and equipment.

     The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the statutory tax rate in the PRC applicable to the Group as follows:

                                                               SIX MONTHS
                                                             ENDED JUNE 30
                                                           -----------------
                                                             2007      2006
                                                           -------   -------
                                                              RMB      RMB
Profit before taxation                                     110,342   115,918
                                                           -------   -------
Tax calculated at a tax rate of 33%                         36,413    38,253
Prior year tax return adjustment                               451       243
Effect of income taxes from international operations in
   excess of taxes at the PRC statutory rate                   389        --
Effect of preferential tax rate                             (8,256)   (7,319)
Effect of enacted changes in PRC Corporate Income Tax
   Law(i)                                                   (4,482)       --
Tax effect of income not subject to tax                     (1,226)     (983)
Tax effect of expenses not deductible for tax purposes         737       481
                                                           -------   -------
Tax charge                                                  24,026    30,675
                                                           =======   =======

(i) On March 16, 2007, the National People's Congress approved the Corporate Income Tax Law of the PRC (the "new CIT Law"), which is effective from 1 January 2008. Under the new CIT Law, the corporate income tax rate applicable to the Group from January 1, 2008 will be 25%, replacing the previously applicable tax rate of 33%.

     The management of the Group has reassessed its taxation position as of June 30, 2007 by reference to the enacted new CIT Law and accordingly a net decrease in tax charge for the six months ended 30 June 2007 of RMB 4,482 million was recorded.

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

8 BASIC AND DILUTED EARNINGS PER SHARE

     Basic and diluted earnings per share for the six months ended June 30, 2007 and June 30, 2006 have been computed by dividing the profit attributable to equity holders of the Company by the number of 179,021 million shares issued and outstanding for the relevant periods.

     There are no potential dilutive ordinary shares.

9 DIVIDENDS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

                                                              SIX MONTHS
                                                            ENDED JUNE 30
                                                           ---------------
                                                            2007     2006
                                                           ------   ------
                                                             RMB      RMB
Final dividends attributable to equity holders of the
   Company for 2005 (Note (i))                                 --   32,282
Final dividends attributable to equity holders of the
   Company for 2006 (Note (ii))                            27,694       --
                                                           ------   ------
                                                           27,694   32,282
                                                           ======   ======

Note:

(i) Final dividends attributable to equity holders of the Company in respect of 2005 of RMB 0.180325 per share amounting to a total of RMB 32,282 were approved by the shareholders in the Annual General Meeting on May 26, 2006, and accounted for in equity as an appropriation of retained earnings in the six months ended June 30, 2006. These dividends were paid on June 9, 2006.

(ii) Final dividends attributable to equity holders of the Company in respect of 2006 of RMB 0.154699 per share amounting to a total of RMB 27,694 were approved by the shareholders in the Annual General Meeting on May 16, 2007, and accounted for in equity as an appropriation of retained earnings in the six months ended June 30, 2007. These dividends were paid on June 1, 2007.

(iii) As authorised by shareholders in the Annual General Meeting on May 16, 2007, the Board of Directors, in a meeting held on August 23, 2007, resolved to distribute interim dividends attributable to equity holders of the Company in respect of 2007 of RMB 0.205690 per share amounting to a total of RMB 36,823. These financial statements do not reflect this dividend payable, as it was not authorised until after the balance sheet date.

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

10 PROPERTY, PLANT AND EQUIPMENT

                                                 RMB
                                              ---------
COST OR VALUATION
   At January 1, 2007                         1,057,279
   Additions                                     51,163
   Disposals or write off                       (13,504)
   Currency translation differences                 (63)
                                              ---------
   At June 30, 2007                           1,094,875
                                              ---------
ACCUMULATED DEPRECIATION
   At January 1, 2007                          (411,942)
   Charge for the period                        (29,919)
   Disposals or write off                         4,082
   Currency translation differences                 (55)
                                              ---------
   At June 30, 2007                            (437,834)
                                              ---------
NET BOOK VALUE
   At June 30, 2007                             657,041
                                              =========

                                                 RMB
                                              ---------
COST OR VALUATION
   At January 1, 2006                           921,606
   Additions                                     47,263
   Disposals or write off                        (6,115)
   Currency translation differences               1,938
                                              ---------
   At June 30, 2006                             964,692
                                              ---------
ACCUMULATED DEPRECIATION
   At January 1, 2006                          (357,716)
   Charge for the period                        (28,680)
   Disposals or write off                         1,370
   Currency translation differences                (772)
                                              ---------
   At June 30, 2006                            (385,798)
                                              ---------
NET BOOK VALUE
   At June 30, 2006                             578,894
                                              =========

                                                 RMB
                                              ---------
COST OR VALUATION
   At July 1, 2006                              964,692
                                              =========
   Additions                                    104,967
                                              =========
   Disposals or write off                       (10,183)
                                              =========
   Currency translation differences              (2,197)
                                              ---------
   At December 31, 2006                       1,057,279
                                              ---------
ACCUMULATED DEPRECIATION
   At July 1, 2006                             (385,798)
                                              =========
   Charge for the period                        (29,995)
                                              =========
   Disposals or write off                         2,971
                                              =========
   Currency translation differences                 880
                                              ---------
   At December 31, 2006                        (411,942)
                                              ---------
NET BOOK VALUE
   At December 31, 2006                         645,337
                                              =========

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

     The depreciation charge of the Group for the six months ended June 30, 2007 included RMB Nil (six months ended June 30, 2006: RMB 1,535) relating to impairment provision for property, plant and equipment. Of this amount, RMB Nil (six months ended June 30, 2006: RMB 1,535) was for the Refining and Marketing segment.

     A valuation of the Group's property, plant and equipment, excluding oil and gas reserves, was carried out during 1999 by independent valuers. The valuation was based on depreciated replacement costs.

     The June 1999 revaluation resulted in RMB 80,549 in excess of the carrying value immediately prior to the revaluation and a revaluation loss of RMB 1,122 on certain property, plant and equipment.

     As at September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd, in the PRC on a depreciated replacement cost basis.

     The September 2003 revaluation resulted in RMB 872 in excess of the carrying value immediately prior to the revaluation and a revaluation loss of RMB 1,257 on certain property, plant and equipment.

     As at March 31, 2006, a revaluation of the Group's oil and gas properties was undertaken by independent valuers, China United Assets Appraiser Co., Ltd and China Enterprise Appraisals, on a depreciated replacement cost basis. The revaluation did not result in significant difference from their carrying value.

     Bank borrowings are secured on property, plant and equipment at net book value of RMB 10 at June 30, 2007 (December 31, 2006: RMB 39).

11 INVENTORIES

                                              JUNE 30, 2007   DECEMBER 31, 2006
                                              -------------   -----------------
                                                   RMB               RMB
Crude oil and other raw materials                31,733             24,143
Work in progress                                  5,826              5,493
Finished goods                                   47,394             47,263
Spare parts and consumables                          47                 41
                                                 ------             ------
                                                 85,000             76,940
Less: Write down in inventories                    (673)              (902)
                                                 ------             ------
                                                 84,327             76,038
                                                 ======             ======

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

12 ACCOUNTS RECEIVABLE

                                              JUNE 30, 2007   DECEMBER 31, 2006
                                              -------------   -----------------
                                                   RMB               RMB
Accounts receivable due from third parties        9,646             9,498
Accounts receivable due from related
   parties                                        9,979             2,247
Less: Provision for impairment of
   receivables                                   (3,226)           (3,257)
                                                 ------            ------
                                                 16,399             8,488
                                                 ======            ======

     Amounts due from related parties are interest free and unsecured (Note 21).

     The aging analysis of accounts receivable at June 30, 2007 and December 31, 2006 is as follows:

                                              JUNE 30, 2007   DECEMBER 31, 2006
                                              -------------   -----------------
                                                   RMB               RMB
Within 1 year                                     16,165             8,299
Between 1 to 2 years                                 120                33
Between 2 to 3 years                                  32                59
Over 3 years                                       3,308             3,354
                                                  ------            ------
                                                  19,625            11,745
                                                  ======            ======

     The Group offers its customers credit terms up to 180 days, except for certain selected customers.

13 NOTES RECEIVABLE

     Notes receivable represent mainly the bills of acceptance issued by banks for sale of goods and products. All notes receivable are due within one year.

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

14 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                              JUNE 30, 2007   DECEMBER 31, 2006
                                              -------------   -----------------
                                                   RMB               RMB
Trade payables                                    27,027            22,490
Advances from customers                            7,520             9,310
Salaries and welfare payable                      12,594             8,844
Accrued expenses                                   7,242                10
Dividends payable by subsidiaries to
   minority shareholders                              56                60
Interest payable                                     207                 3
Construction fee and equipment cost
   payables                                       19,528            28,349
One-time employee housing remedial payment
   payable                                         1,412               933
Amounts due to related parties                    47,981            35,273
Others                                            13,014            14,910
                                                 -------           -------
                                                 136,581           120,182
                                                 =======           =======

     Amounts due to related parties are interest free, unsecured and with no fixed terms of repayment (Note 21).

     The aging analysis of trade payables at June 30, 2007 and December 31, 2006 is as follows:

                                              JUNE 30, 2007   DECEMBER 31, 2006
                                              -------------   -----------------
                                                   RMB               RMB
Within 1 year                                     23,683            19,994
Between 1 to 2 years                               2,934             1,966
Between 2 to 3 years                                  78               196
Over 3 years                                         332               334
                                                  ------            ------
                                                  27,027            22,490
                                                  ======            ======

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

15 BORROWINGS

                                              JUNE 30, 2007   DECEMBER 31, 2006
                                              -------------   -----------------
                                                   RMB               RMB
Short-term borrowings                             27,733            35,763
Long-term borrowings                              42,667            35,634
                                                  ------            ------
                                                  70,400            71,397
                                                  ======            ======

     The movements in the borrowings can be analysed as follows:

                                                RMB
                                              -------
Balance at January 1, 2007                     71,397
Increase in borrowings                         28,408
Repayments of borrowings                      (29,146)
Currency translation differences                 (259)
                                              -------
Balance at June 30, 2007                       70,400
                                              =======

     The long-term borrowings can be analysed as follows:

                                              JUNE 30, 2007   DECEMBER 31, 2006
                                              -------------   -----------------
                                                   RMB               RMB
Unsecured Loans                                   54,262            55,905
Secured loans                                        305               336
Current portion of long-term borrowings          (11,900)          (20,607)
                                                                   -------
                                                  42,667            35,634
                                                 =======           =======

     The long-term borrowings can be further analysed as follows:

   Bank loans
      - Wholly repayable within five years        16,915            19,234
      - Not wholly repayable within five
           years                                   3,819             2,789
   Loans other than bank loans
      - Wholly repayable within five years        22,652            22,896
      - Not wholly repayable within five
           years                                  11,181            11,322
                                                 -------           -------
                                                  54,567            56,241
Current portion of long-term borrowings          (11,900)          (20,607)
                                                 -------           -------
                                                  42,667            35,634
                                                 =======           =======

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

     Loans other than bank loans not wholly repayable within five years are repayable by installments through April 2032. Interest is charged on the outstanding balances at rates ranging from 1.55% to 5.89% per annum(December 31, 2006: 1.55% to 5.87% per annum).

     At June 30, 2007 and December 31, 2006, the Group's long-term borrowings were repayable as follows:

                                                          BANK LOANS                 LOANS OTHER THAN BANK LOANS
                                              ---------------------------------   ---------------------------------
                                              JUNE 30, 2007   DECEMBER 31, 2006   JUNE 30, 2007   DECEMBER 31, 2006
                                              -------------   -----------------   -------------   -----------------
                                                   RMB               RMB               RMB               RMB
Within 1 year                                      6,397            11,575             5,503             9,032
Between 1 to 2 years                               2,969             6,781             9,403             5,016
Between 2 to 5 years                               8,044             1,415             7,894             9,034
After 5 years                                      3,324             2,252            11,033            11,136
                                                  ------            ------            ------            ------
                                                  20,734            22,023            33,833            34,218
                                                  ======            ======            ======            ======

16 ASSET RETIREMENT OBLIGATIONS

                                                RMB
                                              ------
At January 1, 2007                            18,481
Liabilities incurred                             145
Liabilities settled                               (3)
Accretion expense                                549
Currency translation differences                  14
                                              ------
At June 30, 2007                              19,186
                                              ======

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

17 SUBSIDIARIES

     The principal subsidiaries of the Company are:

                                         PAID-UP   TYPE OF   ATTRIBUTABLE
                           COUNTRY OF    CAPITAL    LEGAL       EQUITY
     COMPANY NAME        INCORPORATION     RMB      ENTITY     INTEREST%    PRINCIPAL ACTIVITIES
     ------------        -------------   -------   -------   ------------   --------------------
*Daqing Oilfield              PRC         47,500     PHI        100.00      Exploration,
   Company Limited                                                          production and the
                                                                            sale of crude oil
                                                                            and natural gas;
                                                                            production and sale
                                                                            of refined products

Jinzhou Petrochemical         PRC            788     PSI        100.00      Production and sale
   Company Limited (i)                                                      of oil and chemical
                                                                            products

Jilin Chemical                PRC          3,561     PSI         99.61      Production and sale
   Industrial Company                                                       of chemical products
   Limited (ii)

Daqing Yu Shu Lin             PRC          1,272     PHI         88.16      Exploration and
   Oilfield Company                                                         production of crude
   Limited                                                                  oil and natural gas

*CNPC Exploration and         PRC            100     PHI         50.00      Exploration and
   Development Company                                                      production of crude
   Limited                                                                  oil and natural gas
                                                                            outside of the PRC

PHI  -- Limited liability company.

PSI  -- Joint stock company with limited liability.

*    -- Subsidiaries directly held by the Company as of June 30, 2007.

(i) Pursuant to the resolution passed at the Board of Directors' meeting held on October 26, 2005, the Company offered to acquire all of the 150,000,000 outstanding A shares of Jinzhou Petrochemical Company Limited ("JPCL") from minority shareholders at RMB 4.25 per share. As at June 30, 2007, the Company had completed the acquisition of 100.00% of the outstanding shares of JPCL and paid a total cash consideration of RMB 638 and acquired 150,000,000 A shares, representing approximately 19.05% of the total issued shares of JPCL. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities acquired was recorded in equity. JPCL was delisted from the Shenzhen Stock Exchange on January 4, 2006.

(ii) Pursuant to the resolution passed by the Board of Directors'meeting held on October 26, 2005, the Company offered to acquire all the 200,000,000 outstanding A shares and 964,778,000 H shares (including ADS) of Jilin Chemical Industrial Company Limited ("JCIC") from minority shareholders at RMB 5.25 per A share and HK$2.80 per H share respectively. As at June 30, 2007, the Company had paid a total cash consideration of RMB 3,799 and acquired 189,357,726 A shares and 961,495,999 H shares (including ADS), representing approximately 32.32% of the total issued shares of JCIC. Upon this acquisition, the Company owns 99.61% of the outstanding shares of JCIC. The excess of the cost of purchase over the

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

     carrying value of the underlying assets and liabilities acquired was recorded in equity. JCIC was delisted from the Stock Exchange of Hong Kong Limited and the New York Stock Exchange on January 23, 2006 and February 15, 2006, respectively. JCIC was delisted from the Shenzhen Stock Exchange on February 20, 2006.

(iii) Pursuant to the resolution passed by the Board of Directors' meeting held on October 26, 2005, the Company offered to acquire all of the 200,000,000 outstanding A shares of Liaohe Jinma Oilfield Company Limited ("LJOCL") from minority shareholders at RMB 8.80 per share. As at June 30, 2007, the Company had completed the acquisition of 100.00% of the outstanding shares of LJOCL and paid a total cash consideration of RMB 1,763 and acquired 200,000,000 A shares, representing approximately 18.18% of the total issued shares of LJOCL. The excess of the cost of purchase over the carrying value of the underlying assets and liabilities acquired was recorded in equity. LJOCL was delisted from the Shenzhen Stock Exchange on January 4, 2006. In May 2007, the Liaoning Administration for Industry and Commerce approved the LJOCL's deregistration as an incorporated company.

     The acquisitions of interest from minority shareholders of the above non-wholly owned principal subsidiaries and another non-wholly owned subsidiary in the six months ended June 30, 2007 resulted in a total adjustment to equity attributable to equity holders of the Company of RMB 64 (six months ended June 30, 2006: 2,178).

18 SEGMENT INFORMATION

     The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.

     The Exploration and Production segment is engaged in the exploration, development, production and sales of crude oil and natural gas.

     The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

     The Chemicals and Marketing segment is engaged in the production and sale of basic petrochemical products, derivative petrochemical products, and other chemical products.

     The Natural Gas and Pipeline segment is engaged in the sale of natural gas and the transmission of natural gas, crude oil and refined products.

     In addition to these four major business segments, the Other segment includes the assets, liabilities, income and expenses relating to cash management, financing activities, research and development, and other business services to the operating business segments of the Group.

     Most assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC, the Group also has overseas operations through subsidiaries engaging in the exploration and production of crude oil and natural gas.

     The accounting policies of the operating segments are the same as those described in Note 2 - "Basis of Preparation and Accounting Policies".

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

Operating segment information for the six months ended June 30, 2006 and 2007 is presented below:

     PRIMARY REPORTING FORMAT-BUSINESS SEGMENTS

                                         EXPLORATION    REFINING   CHEMICALS    NATURAL
                                             AND          AND         AND       GAS AND
SIX MONTHS ENDED JUNE 30, 2006            PRODUCTION   MARKETING   MARKETING   PIPELINE    OTHER      TOTAL
------------------------------           -----------   ---------   ---------   --------   -------   ---------
                                             RMB          RMB         RMB         RMB       RMB        RMB
Turnover (including intersegment)          211,012      255,106     39,565      18,233        373     524,289
Less: Intersegment sales                  (170,761)     (21,142)    (3,072)     (2,587)      (182)   (197,744)
                                          --------      -------     ------      ------    -------   ---------
Turnover from external customers            40,251      233,964     36,493      15,646        191     326,545
                                          ========      =======     ======      ======    =======   =========
Depreciation, depletion and
   amortisation                            (17,748)      (6,614)    (2,732)     (2,578)      (238)    (29,910)
Segment result                             128,906       (3,001)     4,266       4,669       (965)    133,875
Other costs                                 (4,454)     (10,888)    (1,358)        (82)    (1,800)    (18,582)
                                          --------      -------     ------      ------    -------   ---------
Profit/(loss) from operations              124,452      (13,889)     2,908       4,587     (2,765)    115,293
                                          --------      -------     ------      ------    -------
Finance costs                                                                                            (857)
Share of profit of associates and
   jointly controlled entities               1,049          409         14          --         10       1,482
                                                                                                    ---------
Profit before taxation                                                                                115,918
Taxation                                                                                              (30,675)
                                                                                                    ---------
Profit for the period                                                                                  85,243
                                                                                                    =========
Interest income (including
   intersegment)                             2,316          592        353          87      3,184       6,532
Less: Intersegment interest income                                                                     (5,573)
                                                                                                    ---------
Interest income from external entities                                                                    959
                                                                                                    =========
Interest expense (including
   intersegment)                            (2,623)      (1,744)      (344)       (773)    (1,937)     (7,421)
Less: Intersegment interest expense                                                                     5,573
                                                                                                    ---------
Interest expense to external entities                                                                  (1,848)
                                                                                                    =========
Segment assets                             480,544      215,454     81,609      72,506    579,557   1,429,670
Elimination of intersegment balances                                                                 (598,597)
Investments in associates and jointly
   controlled entities                       6,154        5,802        128          15         54      12,153
                                                                                                    ---------
Total assets                                                                                          843,226
                                                                                                    =========
Segment capital expenditure
- for property, plant and equipment         32,933        6,169      3,938       3,840        372      47,252
Segment liabilities                        158,437      149,353     34,199      43,508    145,529     531,026
Other liabilities                                                                                      68,002
Elimination of intersegment balances                                                                 (347,923)
                                                                                                    ---------
Total liabilities                                                                                     251,105
                                                                                                    =========

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

     PRIMARY REPORTING FORMAT "C BUSINESS SEGMENTS (CONTINUED)

                                         EXPLORATION    REFINING   CHEMICALS    NATURAL
                                             AND          AND         AND       GAS AND
SIX MONTHS ENDED JUNE 30, 2006            PRODUCTION   MARKETING   MARKETING   PIPELINE    OTHER      TOTAL
------------------------------           -----------   ---------   ---------   --------   -------   ---------
                                             RMB          RMB         RMB         RMB       RMB        RMB
Turnover (including intersegment)          205,390      314,863     49,860      23,216        483     593,812
Less: Intersegment sales                  (165,789)     (26,842)    (5,036)     (3,191)      (228)   (201,086)
                                          --------      -------     ------      ------    -------   ---------
Turnover from external customers            39,601      288,021     44,824      20,025        255     392,726
                                          ========      =======     ======      ======    =======   =========
Depreciation, depletion and
   amortisation                            (20,249)      (4,961)    (2,828)     (2,895)      (295)    (31,228)
Segment result                             101,388       18,562      7,586       6,352     (1,202)    132,686
Other costs                                 (4,952)     (14,637)    (2,188)       (224)    (1,555)    (23,556)
                                          --------      -------     ------      ------    -------   ---------
Profit/(loss) from operations               96,436        3,925      5,398       6,128     (2,757)    109,130
                                          --------      -------     ------      ------    -------
Finance costs                                                                                          (1,573)
Share of profit of associates and
   jointly controlled entities               2,518          240         20          --          7       2,785
                                                                                                    ---------
Profit before taxation                                                                                110,342
Taxation                                                                                              (24,026)
                                                                                                    ---------
Profit for the period                                                                                  86,316
                                                                                                    =========
Interest income (including
   intersegment)                             3,475          795        367          50      3,951       8,638
Less: Intersegment interest income                                                                     (7,819)
                                                                                                    ---------
Interest income from external entities                                                                    819
                                                                                                    =========
Interest expense (including
   intersegment)                            (3,705)      (2,239)      (416)       (922)    (2,587)     (9,869)
Less: Intersegment interest expense                                                                     7,819
                                                                                                    ---------
Interest expense to external entities                                                                  (2,050)
                                                                                                    =========
Segment assets                             498,819      225,496     78,682      74,322    626,882   1,504,201
Elimination of intersegment balances                                                                 (594,611)
Investments in associates and jointly
   controlled entities                      27,088        5,143        132          20         64      32,447
                                                                                                    ---------
Total assets                                                                                          942,037
                                                                                                    =========
Segment capital expenditure
- for property, plant and equipment         42,196        4,841      1,163       2,471        350      51,021
Segment liabilities                        192,988      138,291     34,560      42,528    101,461     509,828
Other liabilities                                                                                      60,222
Elimination of intersegment balances                                                                 (302,100)
                                                                                                    ---------
Total liabilities                                                                                     267,950
                                                                                                    =========

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

     Note (a)-Intersegment sales are conducted principally at market prices.

     Note (b)-Segment result is profit from operations before other costs. Other costs include selling, general and administrative expenses and other income, net.

     Note (c)-Segment result for the six months ended June 30, 2006 and 2007 included impairment for property, plant and equipment (Note 10).

     Note (d)-Other liabilities mainly include income tax payable, other taxes payable and deferred taxation.

     Note (e)-Elimination of intersegment balances represents elimination of intersegment current accounts and investments.

     SECONDARY REPORTING FORMAT - GEOGRAPHICAL SEGMENTS

                                                                                 CAPITAL
                                          TURNOVER          TOTAL ASSETS       EXPENDITURE
                                     -----------------   -----------------   ---------------
SIX MONTHS ENDED JUNE 30               2007      2006      2007      2006     2007     2006
------------------------             -------   -------   -------   -------   ------   ------
                                       RMB       RMB       RMB       RMB       RMB      RMB
PRC                                  380,444   313,927   878,198   783,842   46,955   44,990
Other (Exploration and Production)    12,282    12,618    63,839    59,384    4,066    2,262
                                     -------   -------   -------   -------   ------   ------
                                     392,726   326,545   942,037   843,226   51,021   47,252
                                     =======   =======   =======   =======   ======   ======

19   CONTINGENT LIABILITIES

     (A) BANK AND OTHER GUARANTEES

     At June 30, 2007, the Group had contingent liabilities in respect of guarantees made to China Petroleum Finance Company Limited ("CP Finance"), a subsidiary of CNPC, from which it is anticipated that no material liabilities will arise.

                                              JUNE 30, 2007   DECEMBER 31, 2006
                                              -------------   -----------------
                                                   RMB               RMB
Guarantee of borrowings of associates from
   CP Finance                                      162               162
Guarantee of borrowings of third party from
   a State-controlled bank                          --                41
                                                   ---               ---
                                                   162               203
                                                   ===               ===

     (B) ENVIRONMENTAL LIABILITIES

     CNPC and the Group have operated in China for many years. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the financial statements that will have a material adverse effect on the financial position of the Group.

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

     (C) LEGAL CONTINGENCIES

     The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcome of such contingencies, lawsuits or other proceedings cannot be determined at present, the management of the Group believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

     (D) LEASING OF ROADS, LAND AND BUILDINGS

     According to the Restructuring Agreement entered into between the Company and CNPC in 1999 upon the formation of the Company:

     - CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

     - CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and

     - CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

     As at June 30, 2007, CNPC has obtained formal land use right certificates in relation to 27,494 out of the above-mentioned 28,649 parcels of land and some building ownership certificates for the above-mentioned buildings, but has not fully completed the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management's opinion, the outcome of the above events will not have a material adverse effect on the operating results or the financial position of the Group.

     (E) GROUP INSURANCE

     Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, management believes that it may have a material impact on the operating results but will not have a material adverse effect on the financial position of the Group.

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

20 COMMITMENTS

     (A) OPERATING LEASE COMMITMENTS

     Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to 50 years and usually do not contain renewal options. Future minimum lease payments as of June 30, 2007 and December 31, 2006 under non-cancellable operating leases are as follows:

                                              JUNE 30, 2007   DECEMBER 31, 2006
                                              -------------   -----------------
                                                   RMB               RMB
First year                                         3,079             3,099
Second year                                        2,815             2,749
Third year                                         2,825             2,714
Fourth year                                        3,043             3,040
Fifth year                                         3,038             3,102
Thereafter                                        78,773            80,076
                                                  ------            ------
                                                  93,573            94,780
                                                  ======            ======

     (B) CAPITAL COMMITMENTS

                                              JUNE 30, 2007   DECEMBER 31, 2006
                                              -------------   -----------------
                                                   RMB               RMB
Contracted but not provided for
   Oil and gas properties                            307              273
   Plant and equipment                            11,652            8,658
   Other                                             266              262
                                                  ------            -----
                                                  12,225            9,193
                                                  ======            =====

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

     (C) LONG-TERM NATURAL GAS SUPPLY COMMITMENTS

     The Group markets a portion of its natural gas production under long-term take-or-pay contracts. Under these contracts, the customers are required to take or pay, and the Group is obligated to deliver, minimum quantities of natural gas annually. The prices for the natural gas are based on those approved by the PRC National Development and Reform Commission at the time of deliveries.

     At June 30, 2007 and December 31, 2006, future minimum delivery commitments under contracts are as follows:

                                              JUNE 30, 2007   DECEMBER 31, 2006
                                              -------------   -----------------
                                                QUANTITIES        QUANTITIES
                                               (BILLION OF       (BILLION OF
                                               CUBIC FEET)       CUBIC FEET)
2007                                                 362               720
2008                                                 885               885
2009                                                 943               943
2010                                               1,002             1,002
2011                                               1,050             1,050
2012 and thereafter                               10,460            10,460
                                                  ------            ------
                                                  14,702            15,060
                                                  ======            ======

     (D) EXPLORATION AND PRODUCTION LICENSES

     The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 354 for the six months ended June 30, 2007 (six months ended June 30, 2006 were RMB 304).

     Estimated annual payments for the next five years are as follows:

                                              JUNE 30, 2007
                                              -------------
                                                   RMB
2007                                               396
2008                                               780
2009                                               800
2010                                               850
2011                                               900

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

21 RELATED PARTY TRANSACTIONS

     CNPC, the immediate parent of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. State-controlled enterprises and their subsidiaries, in addition to CNPC group companies, directly or indirectly controlled by the PRC government are also related parties of the Group. Neither CNPC nor the PRC government publishes financial statements available for public use.

     The Group has extensive transactions with other companies of the CNPC group. Because of the relationship, it is possible that the terms of the transactions between the Group and other members of the CNPC group are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

     As a result of the restructuring of CNPC to form the Company in 1999, the Company and CNPC entered into a Comprehensive Products and Services Agreement for a range of products and services which may be required and requested by either party; a Land Use Rights Leasing Contract under which CNPC leases 42,476 parcels of land located throughout the PRC to the Company; and a Buildings Leasing Contract under which CNPC leases 191 buildings located throughout the PRC to the Company.

     The term of the current Comprehensive Products and Services Agreement were amended in 2005 and the agreement is effective through December 31, 2008. The products and services to be provided by the CNPC group to the Company under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) state-prescribed prices; or (2) where there is no state-prescribed price, relevant market prices; or (3) where neither (1) nor
(2) is applicable, actual cost incurred; or the agreed contractual price, being the actual cost plus a margin of no more than 15% for certain construction and technical services, and 3% for all other types of services.

     The Land Use Rights Leasing Contract provides for the lease of an aggregate area of approximately 1,145 million square meters of land located throughout the PRC to business units of the Group for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after every 10 years, be adjusted by agreement between the Company and CNPC.

     Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC are leased at an aggregate annual fee of RMB 39 for a term of 20 years. The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC in September 2002 to lease an additional 404 buildings covering approximately 442,730 square meters at an annual rental of RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Building Leasing Agreement.

     In addition to the related party information shown elsewhere in the financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the periods and balances arising from related party transactions at the end of the periods indicated below:

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

     (A) BANK DEPOSITS

                                              NOTE   JUNE 30, 2007   DECEMBER 31, 2006
                                              ----   -------------   -----------------
                                                          RMB               RMB
Bank deposits balance
   CP Finance                                  (i)        9,371             8,937
   State-controlled banks and other
      financial institutions                             58,435            37,744
                                                         ------            ------
                                                         67,806            46,681
                                                         ======            ======

                                                       SIX MONTHS
                                                     ENDED JUNE 30
                                                     -------------
                                              NOTE    2007    2006
                                              ----   -----   -----
                                                      RMB     RMB
Interest income from bank deposits
   CP Finance                                  (i)     70      61
   State-controlled banks and other
      financial institutions                          439     853
                                                      ---     ---
                                                      509     914
                                                      ===     ===

     (i) CP Finance is a subsidiary of CNPC and a non-bank financial institution, established with the approval from the People's Bank of China.

          The deposits yield interest at prevailing saving deposit rates.

     (B) SALES OF GOODS AND SERVICES

                                                 SIX MONTHS
                                               ENDED JUNE 30
                                              ---------------
                                               2007     2006
                                              ------   ------
                                                RMB      RMB
Sales of goods
   Associates and jointly controlled
      entities
   - Crude Oil                                 1,570    1,638
   - Refined Products                         11,131    5,407
   - Chemical Products                           753        1
   Fellow subsidiaries (CNPC Group)
   - Crude Oil                                 1,208      864
   - Refined Products                          7,238    8,081
   - Chemical Products                         3,208    2,553
   - Natural Gas                                 887      542
   - Other                                       199      205
   Other state-controlled enterprises
   - Crude Oil                                21,901   17,780
   - Refined Products                         43,380   39,875
   - Chemical Products                         2,847    4,110
   - Natural Gas                               4,883    4,788
                                              ------   ------
                                              99,205   85,844
                                              ======   ======

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

Sales of goods to related parties are conducted at market prices.

                                                SIX MONTHS
                                              ENDED JUNE 30
                                              -------------
                                               2007    2006
                                              -----   -----
                                               RMB     RMB
Sales of services
   Fellow subsidiaries (CNPC Group)             871     864
   Other state-controlled enterprises         4,177   3,493
                                              -----   -----
                                              5,048   4,357
                                              =====   =====

     Sales of services principally represent the provision of the services in connection with the transportation of crude oil and natural gas at market prices.

     (C) PURCHASES OF GOODS AND SERVICES

                                                        SIX MONTHS END
                                                           JUNE 30
                                                       ---------------
                                               NOTES    2007     2006
                                              ------   ------   ------
                                                         RMB      RMB
Purchases of goods                               (i)
   Associates and jointly controlled
      entities                                         12,136    7,049
   Other state-controlled enterprises                  27,482   18,897
Purchases of services
   Associates and jointly controlled
      entities                                             27       22
   Fellow subsidiaries (CNPC Group)
   -Fees paid for construction and
      technical services                        (ii)
      -exploration and development services    (iii)   22,994   19,455
      -other construction and technical
         services                               (iv)    9,921   11,006
   -Fees for production services                 (v)   11,653   11,243
   -Social services charges                     (vi)      998      923
   -Ancillary services charges                 (vii)    1,038    1,033
   -Commission expense and other charges      (viii)      307      451
   Other state-controlled enterprises           (ix)      833    2,334
                                                       ------   ------
                                                       87,389   72,413
                                                       ======   ======

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

     (i) Purchases of goods principally represent the purchase of raw materials, spare parts and low cost consumables at market prices.

     (ii) Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC are charged at cost plus an additional margin of no more than 15%, including exploration and development services and oilfield construction services.

     (iii) Direct costs for exploration and development services comprise geophysical survey, drilling, well cementing, logging and well testing.

     (iv) The fees paid for other construction and technical services comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas exploration and production activities such as oilfield construction, technology research, engineering and design, etc..

     (v) The fees paid for production services comprise fees for the repair of machinery, supply of water, electricity and gas at the state-prescribed prices, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery at cost or market prices.

     (vi) These represent expenditures for social welfare and support services which are charged at cost.

     (vii) Ancillary services charges represent mainly fees for property management, the provision of training centers, guesthouses, canteens, public shower rooms, etc. at market prices.

     (viii) CNPC purchases materials on behalf of the Company and charges commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

     (ix) Purchases of services from other state-controlled enterprises principally represent the purchases of the construction and technical services at market prices.

     (D) PURCHASES OF ASSETS

                                                SIX MONTHS
                                              ENDED JUNE 30
                                              -------------
                                               2007    2006
                                              -----   -----
                                               RMB     RMB
Purchases of assets
   Fellow subsidiaries (CNPC Group)             956     573
   Other state-controlled enterprises           548     446
                                              -----   -----
                                              1,504   1,019
                                              =====   =====

     Purchases of assets principally represent the purchases of manufacturing equipment, office equipment, transportation equipment, etc., at market prices.

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

     (E) PERIOD-END BALANCES ARISING FROM SALES/PURCHASES OF
GOODS/SERVICES/ASSETS

                                              JUNE 30, 2007   DECEMBER 31, 2006
                                              -------------   -----------------
                                                   RMB                RMB
Accounts receivable from related parties at
   the end of the period
   Associates and jointly controlled
      entities                                      499                82
   Fellow subsidiaries (CNPC Group)                 688               599
   Other state-controlled enterprises             8,792             1,566
                                                 ------            ------
                                                  9,979             2,247
   Less: Provision for impairment
   Associates and jointly controlled
      entities                                       (4)               (5)
   Fellow subsidiaries (CNPC Group)                (220)             (232)
   Other state-controlled enterprises              (854)             (861)
                                                 ------            ------
                                                 (1,078)           (1,098)
                                                 ------            ------
                                                  8,901             1,149
                                                 ======            ======
Prepayment and other receivables from
   related parties at the end of the period
   Associates and jointly controlled
      entities                                    2,648             4,307
   Parent (CNPC)                                     --               196
   Fellow subsidiaries (CNPC Group)              15,972             7,220
   Other state-controlled enterprises             8,263             4,202
                                                 ------            ------
                                                 26,883            15,925
   Less: Provision for impairment
      Associates and jointly controlled
         entities                                  (194)             (212)
      Fellow subsidiaries (CNPC Group)               (9)               (4)
      Other state-controlled enterprises           (299)             (299)
                                                 ------            ------
                                                   (502)             (515)
                                                 ------            ------
                                                 26,381            15,410
                                                 ======            ======
Accounts payable and accrued liabilities to
   related parties at the end of the period
   Associates and jointly controlled
      entities                                      376             1,444
   Parent (CNPC)                                    969             2,321
   Fellow subsidiaries (CNPC Group)              33,172            26,046
   Other state-controlled enterprises            13,464             5,462
                                                 ------            ------
                                                 47,981            35,273
                                                 ======            ======

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

                                                SIX MONTHS
                                              ENDED JUNE 30
                                              -------------
                                               2007   2006
                                               ----   ----
                                                RMB    RMB
Provision for impairment of accounts
   receivable from related parties charged
   to the profit and loss account
   Associates and jointly controlled
      entities                                  (1)     6
   Fellow subsidiaries (CNPC Group)             (9)     4
   Other state-controlled enterprises           (1)   (31)
                                               ---    ---
                                               (11)   (21)
                                               ===    ===
Provision for impairment of prepayment and
   other receivables from related parties
   charged to the profit and loss account
   Associates and jointly controlled
      entities                                 (18)   (20)
   Fellow subsidiaries (CNPC Group)              5    (29)
   Other state-controlled enterprises           --     (5)
                                               ---    ---
                                               (13)   (54)
                                               ===    ===

     (F) LEASES

                                                        SIX MONTHS
                                                      ENDED JUNE 30
                                                      -------------
                                              NOTES    2007    2006
                                              -----   -----   -----
                                                       RMB     RMB
Advance operating lease payments paid to
   related parties                             (i)
   Parent (CNPC)                                         --      --
   Other state-controlled enterprises                     1      --
                                                      -----   -----
                                                          1      --
                                                      =====   =====
Other operating lease payments paid to
   related parties
   Parent (CNPC)                               (ii)   1,018   1,025
   Other state-controlled enterprises                    --      --
                                                      -----   -----
                                                      1,018   1,025
                                                      =====   =====

(i) Advance operating lease payments principally represent the advance payment paid for the long-term operating lease of land and gas stations at prices prescribed by local governments or market prices.

(ii) Other operating lease payments to CNPC principally represent the rental paid for the operating lease of land and buildings at the prices prescribed in the Land Use Rights Leasing Contract, the Building Leasing Contract and Supplemental Buildings Leasing Agreement with CNPC.

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

                                              JUNE 30, 2007   DECEMBER 31, 2006
                                              -------------   -----------------
                                                   RMB               RMB
Operating lease payable to related parties
   Parent (CNPC)                                    13                --
   Other state-controlled enterprises               18                 7
                                                   ---               ---
                                                    31                 7
                                                   ===               ===

     (G) LOANS

                                                SIX MONTHS
                                              ENDED JUNE 30
                                              -------------
LOANS TO RELATED PARTIES                       2007    2006
------------------------                      -----   -----
                                               RMB     RMB
Loans to associates:
   Beginning of the period                    1,800   1,640
   Loans advanced during the period             210     809
   Loan repayments received                     (64)   (482)
   Interest charged                              83      68
   Interest received                            (72)    (56)
                                              -----   -----
   End of the period                          1,957   1,979
                                              =====   =====

     Loans to associates are included in prepaid expenses and other current assets.

     The loans to related parties are mainly with interest rates ranging from 9.07% to 9.36% per annum as of June 30, 2007 (December 31, 2006: 9.07% to
9.36%).

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

                                                          SIX MONTHS
                                                        ENDED JUNE 30
                                                      -----------------
LOANS FROM RELATED PARTIES                    NOTES     2007      2006
--------------------------                    -----   -------   -------
                                                        RMB       RMB
Loans from CP Finance:                         (i)
   Beginning of the period                             27,184    27,319
   Loans received during the period                     2,246     5,357
   Loan repayments paid                                (2,346)   (6,620)
   Interest charged                                       486       610
   Interest paid                                         (490)     (600)
   Currency translation differences                       (36)      (26)
                                                      -------   -------
   End of the period                                   27,044    26,040
                                                      =======   =======
Loans from state-controlled banks and other
   financial institutions:                     (ii)
   Beginning of the period                             32,810    31,178
   Loans received during the period                    22,138    15,226
   Loan repayments paid                               (23,446)  (12,525)
   Interest charged                                       895       854
   Interest paid                                         (909)     (879)
   Currency translation differences                      (148)      (88)
                                                      -------   -------
   End of the period                                   31,340    33,766
                                                      =======   =======
Loans from other related parties:             (iii)
   Beginning of the period                                  5        62
   Loan repayments paid                                    --        (1)
   Interest charged                                        --         1
   Interest paid                                           --        (1)
   Currency translation differences                        --        --
                                                      -------   -------
   End of the period                                        5        61
                                                      =======   =======

(i) The loans from CP Finance are mainly with interest rates ranging from 4.46% to 6.08% per annum as of June 30, 2007 (December 31, 2006: 4.46% to 6.06%),
     with maturities through 2032;

(ii) The loans from state-controlled banks and other financial institutions are mainly with interest rates ranging from zero to 8.66% per annum as of June 30, 2007 (December 31, 2006: zero to 8.66%), with maturities through 2038;

(iii) The loans from other related parties are mainly with interest rates at 6.32% per annum as of June 30, 2007 (December 31, 2006: 6.32%), with no fixed repayment term.

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

     The secured loans from related parties amounted to RMB 10 at June 30, 2007 (December 31, 2006: RMB 23).

     The guaranteed loans amounted to RMB 550 at June 30, 2007 (December 31, 2006: RMB 597). All these guaranteed loans are from non-related parties, long-term and guaranteed by CNPC.

     (H) KEY MANAGEMENT COMPENSATION

                                                  SIX MONTHS
                                                ENDED JUNE 30
                                              -----------------
                                                2007      2006
                                              -------   -------
                                              RMB'000   RMB'000
Fee for key management personnel
   -Directors and supervisors                    458       816
Salaries, allowances and other benefits
   -Directors and supervisors                  1,450       985
   -Other key management                       1,282       687
Contribution to retirement benefit scheme
   -Directors and supervisors                     72        28
   -Other key management                          72        25
                                               -----     -----
                                               3,334     2,541
                                               =====     =====

     The Company has adopted a share option scheme which is a share appreciation right arrangement payable in cash to the recipients upon exercise of the rights which became effective on the initial public offering of the H shares of the Company on April 7, 2000. The eligible management personnel (comprising directors, supervisors and senior executives) of the Company are eligible for the scheme. 87,000,000 units of share appreciation rights were granted to senior executives. 35,000,000 units were granted to the directors and supervisors; of these 35,000,000 units, 33,130,000 units are outstanding, net of subsequent forfeiture of 1,870,000 units by a former independent director.

     The rights can be exercised on or after April 8, 2003, the third anniversary of the grant, up to April 7, 2008. The exercise price is the price as at the initial public offering being HK$ 1.28 per share or approximately RMB
1.36 per share.

     As at June 30, 2007, none of the key management holders of the share appreciation rights had exercised the rights. The liability for the units awarded under the scheme has been calculated based on fair value of the liability incurred and is expensed over the vesting period. The liability for key management's appreciation rights is remeasured at each balance sheet date to its fair value and amounted to approximately RMB 334 at June 30, 2007 (December 31, 2006: RMB 329 million).

                           PETROCHINA COMPANY LIMITED
              NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED
                              FINANCIAL STATEMENTS
                     For the six months ended June 30, 2007
                              (Amounts in millions)

     (I) CONTINGENT LIABILITIES

     The Group disclosed in Note 19 its contingent liabilities arising from the guarantees made for related parties.

     (J) COLLATERAL FOR BORROWINGS

     The Group pledged time deposits as collateral with Citibank, N.A, Singapore Branch for the borrowings of subsidiaries and associates. As at June 30, 2007, the balance of these time deposits amounted to RMB 2,316 (December 31, 2006: RMB 2,499), including RMB 305 (December 31, 2006: RMB 312) for the borrowings of subsidiaries and RMB 2,011 (December 31, 2006: RMB 2,187) for the borrowings of associates.

22 SUBSEQUENT EVENT

     At the extraordinary general meeting of the Company held on August 10, 2007, the special shareholders'resolution in relation to the initial public offering of A Shares of the Company was passed, approving the allotment and issue of new A Shares by the Company and authorising the Board and a special Board committee be fully authorised to determine and deal with matters relating to the issue of the A Shares.

     The Company has decided to allot and issue of not more than 4 billion A Shares (including the A Shares to be issued under the over-allotment option). The final number of A Shares to be issued shall be determined by the Board or the special Board committee pursuant to the authorisation granted under the shareholders' resolution after taking into account the PRC's securities market conditions and the Company's business development needs and shall be subject to approvals by the China Securities Regulatory Commission and other relevant regulatory authorities. The timetable for the A Share issue will also depend on the capital market conditions, the progress in obtaining all the relevant approvals and such other circumstances. Upon completion of the A Share issue, the Company will apply for the listing of and permission to deal in the A Shares on the Shanghai Stock Exchange.

     The net proceeds from the A Share issue, after deducting related expenses, is proposed to be used mainly for the exploration and development of the Company's domestic petroleum and gas resources; the construction of the Company's large-scale refinery, petroleum and gas pipeline projects; and the acquisition of overseas petroleum and gas resources. Details of the A Share issue were set out in the circular to the shareholders of the Company dated June 25, 2007.

                           PETROCHINA COMPANY LIMITED
          SUPPLEMENTARY INFORMATION ON SIGNIFICANT DIFFERENCES BETWEEN
                          IFRS AND US GAAP (UNAUDITED)
                     For the six months ended June 30, 2007
                              (Amounts in millions)

SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

     The consolidated interim condensed financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which differ in certain material respects from the accounting principles generally accepted in the United States of America ("US GAAP"). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

     Effect on net income of significant differences between IFRS and US GAAP is as follows:

                                                SIX MONTHS
                                               ENDED JUNE 30
                                              ---------------
                                               2007     2006
                                              ------   ------
                                                RMB      RMB
Profit for the period under IFRS              86,316   85,243
US GAAP adjustments:
   Share of profit of jointly controlled
      entities                                   (32)   1,220
   Depreciation charges on property, plant
      and equipment revaluation gain           2,128    2,340
   Loss on disposal of revalued property,
      plant and equipment                         26       21
   Tax effect                                 (2,275)    (779)
   Minority interest                          (4,530)  (5,202)
   One-time remedial payments for staff
      housing                                 (1,234)      --
   Depreciation charges on property, plant
      and equipment arising from purchase
      of minority interest in subsidiaries      (110)     (42)
                                              ------   ------
Net income under US GAAP                      80,289   82,801
                                              ======   ======
Basic and diluted net income per share
   under US GAAP (RMB)                          0.45     0.46
                                              ======   ======

                           PETROCHINA COMPANY LIMITED
          SUPPLEMENTARY INFORMATION ON SIGNIFICANT DIFFERENCES BETWEEN
                          IFRS AND US GAAP (UNAUDITED)
                     For the six months ended June 30, 2007
                              (Amounts in millions)

Effect on equity of significant differences between IFRS and US GAAP is as follows:

                                              JUNE 30, 2007   DECEMBER 31, 2006
                                              -------------   -----------------
                                                   RMB               RMB
Equity under IFRS                                674,087           617,591
US GAAP adjustments:
   Acquisition of PetroKazakhstan Inc.            22,129            22,129
   Share of profit of jointly controlled
      entities                                     2,705             2,737
   Deemed distribution to CNPC
      International Limited                       (3,044)           (3,044)
   Payment for the acquisition of
      PetroKazakhstan Inc.                       (21,376)          (21,376)
   Reversal of property, plant and
      equipment revaluation gain                 (80,555)          (80,555)
   Depreciation charges on property, plant
      and equipment revaluation gain              57,927            55,799
   Reversal of property, plant and
      equipment revaluation loss                   1,513             1,513
   Depreciation charges on property, plant
      and equipment revaluation loss              (1,459)           (1,459)
   Loss on disposal of revalued property,
      plant and equipment                          2,059             2,033
   Tax effect                                      5,210             7,485
   Minority interest                             (33,679)          (30,953)
   Effect on the retained earnings from the
      one-time remedial payments for staff
      housing borne by the state
      shareholder of the Company                  (3,787)           (2,553)
   Effect on the other reserves of the
      shareholders' equity from the
      one-time remedial payments for staff
      housing borne by the state
      shareholder of the Company                   3,787             2,553
   Purchase of minority interest in
      subsidiaries (Note 17 to the
      consolidated interim condensed
      financial statements)                        3,658             3,594
   Depreciation charges on property, plant
      and equipment arising from purchase
      of minority interest in subsidiaries          (312)             (202)
   Currency translation differences                 (830)             (822)
                                                 -------           -------
Shareholders'equity under US GAAP                628,033           574,470
                                                 =======           =======

                           PETROCHINA COMPANY LIMITED
          SUPPLEMENTARY INFORMATION ON SIGNIFICANT DIFFERENCES BETWEEN
                          IFRS AND US GAAP (UNAUDITED)
                     For the six months ended June 30, 2007
                              (Amounts in millions)

Changes in shareholders' equity under US GAAP for each of the periods ended June 30, 2007 and June 30, 2006 are as follows:

                                                  SIX MONTHS
                                                ENDED JUNE 30
                                              -----------------
                                                2007      2006
                                              -------   -------
                                                RMB       RMB
Beginning of the period                       574,470   510,141
Net income for the period                      80,289    82,801
Final dividends for year 2005                      --   (32,282)
Final dividends for year 2006                 (27,694)       --
Purchase of minority interest in subsidiary
   (Note 17 to the consolidated interim
   condensed financial statements)                 --       382
One-time remedial payments for staff
   housing                                      1,234        --
Currency translation differences                 (266)      230
                                              -------   -------
End of the period                             628,033   561,272
                                              =======   =======

     In preparing the summary of differences between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other factors. Actual results may differ from those estimates.

     A summary of the principal differences and additional disclosures applicable to the Group is set out below:

     (A) ACQUISITION OF PETROKAZAKHSTAN INC.

     The Group acquired a 67% equity interest in PetroKazakhstan Inc. from CNPC International Limited ("CNPCI"), a subsidiary of CNPC, effective on December 28, 2006 for RMB 21,376. As both CNPCI and the Group are under common control by CPNC, the acquisition of the 67% equity interest in PetroKazakhstan Inc. has been accounted for in a manner similar to pooling of interest under US GAAP accounting and the US GAAP financial data reflects the acquisition of the 67% equity interest in PetroKazakhstan Inc. since PetroKazakhstan Inc. was first acquired by CNPCI on October 26, 2005.

     On December 15, 2006, PetroKazakhstan Inc. paid to CNPCI a dividend amount to RMB 3,044 and this was recorded as a deemed distribution to CNPCI.

                           PETROCHINA COMPANY LIMITED
          SUPPLEMENTARY INFORMATION ON SIGNIFICANT DIFFERENCES BETWEEN
                          IFRS AND US GAAP (UNAUDITED)
                     For the six months ended June 30, 2007
                              (Amounts in millions)

     The purchase consideration for the acquisition of the 67% equity interest in PetroKazakhstan Inc. was paid by the Group to CNPCI on December 28, 2006.

     (B) REVALUATION OF PROPERTY, PLANT AND EQUIPMENT

     The property, plant and equipment, excluding oil and gas reserves, transferred to the Company by CNPC were appraised during 1999 by a firm of independent valuers on a depreciated replacement cost basis. The 1999 revaluation resulted in RMB 80,549 in excess of the carrying value immediately prior to the revaluation and a revaluation loss of RMB 1,122 on certain property, plant and equipment.

     As at September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers registered in the PRC, China United Assets Appraiser Co., Ltd, on a depreciated replacement cost basis. The September 2003 revaluation resulted in RMB 872 in excess of the carrying value immediately prior to the revaluation and a revaluation loss of RMB 1,257 on certain property, plant and equipment.

     As at March 31, 2006, a revaluation of the Group's oil and gas properties was undertaken by independent valuers, China United Assets Appraiser Co., Ltd and China Enterprise Appraisals, on a depreciated replacement cost basis. The revaluation did not result in significant difference from their carrying value.

     The depreciation charge, which includes impairment charge, on the revaluation surplus from January 1, 2007 to June 30, 2007 was RMB 2,128 and from January 1, 2006 to June 30, 2006 was RMB 2,340 respectively.

     The loss on disposal of revalued property, plant and equipment from January 1, 2007 to June 30, 2007 was RMB 26, and from January 1, 2006 to June 30, 2006 was RMB 21.

     For purposes of reconciling to the US GAAP financial data, the effect of the revaluation, the related depreciation charges and loss on disposal was reversed. A deferred tax asset relating to the reversal of the effect of revaluation in 1999 was established, together with a corresponding increase in the equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation in 1999 is available as additional depreciation base for purposes of determining taxable income.

                           PETROCHINA COMPANY LIMITED
          SUPPLEMENTARY INFORMATION ON SIGNIFICANT DIFFERENCES BETWEEN
                          IFRS AND US GAAP (UNAUDITED)
                     For the six months ended June 30, 2007
                              (Amounts in millions)

     (C) ONE-TIME REMEDIAL PAYMENTS FOR STAFF HOUSING

     The Ministry of Finance of the PRC issued several public notices and regulations during the years ended December 31, 2000 and 2001 with respect to the one-time remedial payments for staff housing payable to certain employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards as determined in accordance with government regulations and guidelines. These Ministry of Finance notices and regulations also provided that the portion of remedial payments attributable to the periods prior to a restructuring of the employer enterprise from a wholly state-owned status to a less than wholly state-owned status is to be borne by the state shareholder of the enterprise.

     The restructuring that resulted in the formation of the Group took place in November 1999. As such, the one-time remedial housing payments payable to the eligible employees of the Group are to be borne by the state shareholder of the Group.

     Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated profit and loss account of the Group. US GAAP contains no such exemption but requires this principal shareholder's action on behalf of the Company to be recorded in the consolidated profit and loss account. In the last quarter of year 2002, the Group and CNPC estimated the amount payable to qualified employees of the Group and accordingly, an amounat of RMB 2,553 was reflected in determining net income of the Group for the year ended December 31, 2002 under US GAAP. Since this amount is borne by CNPC, a corresponding amount has been included as an addition to the other reserves in the shareholders' equity of the Group. During the period ended June 30, 2007, there is a RMB 1,234 increase in the estimated amount. CNPC funded this estimate payment through a portion of the 2006 final dividend paid by the Company.

     (D) MINORITY INTEREST

     In accordance with the revised International Accounting Standard ("IAS") 1 "Presentation of Financial Statements" and IAS 27 "Consolidated and Separate Financial Statements", minority interest becomes part of the profit for the year and total equity of the Group, respectively, whereas under US GAAP, it is respectively excluded from the net income and equity of the Group.

     This reconciling item includes the impact of minority interest's share of the revaluation gain and loss, on the property, plant and equipment of non-wholly owned subsidiaries and the impact of minority interest arising from the acquisition of the 67% equity interest in PetroKazakhstan Inc. by a non-wholly owned subsidiary of the Group to net income and equity under US GAAP.

                           PETROCHINA COMPANY LIMITED
          SUPPLEMENTARY INFORMATION ON SIGNIFICANT DIFFERENCES BETWEEN
                          IFRS AND US GAAP (UNAUDITED)
                     For the six months ended June 30, 2007
                              (Amounts in millions)

     (E) PURCHASE OF MINORITY INTEREST IN LISTED SUBSIDIARIES

     The Company acquired certain outstanding A shares from the minority interest of Jinzhou Petrochemical Company Limited ("JPCL") and Liaohe Jinma Oilfield Company Limited ("LJOCL"), A shares and H shares (including ADS) from minority interest of Jilin Chemical Industrial Company Limited ("JCIC"). Under IFRS, the Company applies a policy of treating transactions with minority interest as transactions with equity participants of the Group. Therefore, the assets and liabilities of JPCL, LJOCL and JCIC additionally acquired by the Company from minority interest were recorded by the Company at cost. The difference between the Company's purchase cost and the book value of the interests in JPCL, LJOCL and JCIC acquired by the Company from minority interest was recorded in equity. Under US GAAP, the acquisition of additional minority interest is accounted for under purchase method. Assets and liabilities additionally acquired were restated to fair value and the difference of purchase cost over fair value of the minority interest acquired and identified intangible assets was recorded as goodwill. Additional depreciation charges were provided for the assets which were restated to fair value.

     (F) RECENT US ACCOUNTING PRONOUNCEMENTS

     In February 2007, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115"("FAS 159"). This Statement permits an entity to choose to measure financial instruments and certain other items similar to financial instruments at fair value, with all subsequent changes in fair value for the financial instrument reported in earnings. By electing the fair value option in conjunction with a derivative, an entity can achieve an accounting result similar to a fair-value hedge without having to comply with complex hedge accounting rules. This Statement is effective January 1, 2008. The Group is currently evaluating the impact of adopting FAS 159 but does not expect to have a material effect on the Group's consolidated financial position and results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated interim condensed financial statements for the Group and the notes thereto.

OVERVIEW

For the six months ended June 30, 2007, profit before taxation of the Group was RMB110,342 million, representing a decrease of 4.8% compared with the same period of the previous year. Net profit was RMB81,830 million, representing an increase of 1.4% compared with the same period of the previous year. The increase in net profit was primarily resulted from the Group's reassessment of its taxation position pursuant to the requirements of the "Corporate Income Tax Law of the People's Republic of China" (the "new CIT Law") approved by the National People's Congress on March 16, 2007. As a result, the tax charge for the reporting period was reduced, increasing the Group's net profit.

The Group actively implemented three main strategies in the areas of resources, marketing and internationalisation of operations and strengthened efforts in exploration and exploitation to maximise its upstream advantage, optimised the downstream product mix, coordinated resources allocation, expedited major pipelines construction and pipeline network, steadily expanded its international operations, strengthened operation and management, emphasised safety operation, environmental protection and energy saving. With the concerted efforts made by all staff, the Group's production and operation remained steady and profitability continued to remain at a high level.

For the six months ended June 30, 2007, the basic and diluted earnings per share attributable to the equity holders of the Company were RMB0.46 (the six months ended June 30, 2006: RMB0.45).

Comparison between the six months ended June 30, 2007 and the six months ended June 30, 2006

CONSOLIDATED OPERATING RESULTS

Turnover Turnover increased 20.3% from RMB326,545 million for the six months ended June 30, 2006 to RMB392,726 million for the six months ended June 30, 2007. This was primarily due to the increases in the realised selling prices and sales volume of refined products and certain petrochemical products and increases in the sales volume of crude oil and natural gas.

Operating Expenses Operating expenses increased 34.2% from RMB211,252 million for the six months ended June 30, 2006 to RMB283,596 million for the six months ended June 30, 2007. This was primarily due to an increase in the purchase costs of crude oil, feedstock oil and refined products from external suppliers and an increase in employee compensation costs and taxes other than income taxes, of which:

Purchases, Services and Others Expenses Purchases, services and other expenses increased 48.1% from RMB112,758 million for the six months ended June 30, 2006 to RMB166,995 million for the six months ended June 30, 2007. This was primarily due to an increase in the purchase prices and purchase volumes of refined products and feedstock oil from external suppliers that resulted in the increase in the purchase expenses. The increase in purchase expenses also resulted from the increase in the refined products supply operations during the reporting period.

Employee Compensation Costs Employee compensa-tion costs rose 32.0% from RMB16,993 million for the six months ended June 30, 2006 to RMB22,426 million for the six months ended June 30, 2007. This was primarily due to (1) an increase in the employees' salaries commensurate with the performance of the Company and the evaluation system as well as increases in commodity prices; (2) an increase in employees' salaries due to the increase in the number of employees resulting from the expansion of the operation scale of the Group; and
(3) a sequential increase in the welfare expenses as a result of the increase in the employees' salaries and change of government policies.

Exploration Expenses Exploration expenses increased 21.2% from RMB8,750 million for the six months ended June 30, 2006 to RMB10,607 million for the six months ended June 30, 2007. To further boost crude oil and natural gas resources, the Group undertook more exploration activities for crude oil and natural gas.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased 4.4% from RMB29,910 million for the six months ended June 30, 2006 to RMB31,228 million for the six months ended June 30, 2007. This was primarily due to an increase in the provision for depreciation, depletion and amortisation that resulted from an increase in the average amount of property, plant and equipment and the average net value of oil and gas properties for the reporting period.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased 25.1% from RMB19,104 million for the six months ended June 30, 2006 to RMB23,901 million for the six months ended June 30, 2007. This was primarily due to an increase in safety expenses incurred by the Company to strengthen the management of potential operational risks in accordance with regulatory requirements. In addition, the Company actively expanded its sales, which resulted in an increase of transportation costs, leasing costs and etc.

Taxes other than Income Taxes Taxes other than income taxes increased 18.7% from RMB24,259 million for the six months ended June 30, 2006 to RMB28,784 million for the six months ended June 30, 2007. The increase was primarily due to the imposition by the PRC government of a special levy on petroleum exploration enterprises since March 26, 2006 which is payable on the portion of the income realised from the sale of domestic crude oil with prices exceeding a certain level. Therefore, the special levy borne by the Group for the first half of 2007 was higher than that for the same period of last year of RMB4,653 million.

Profit from Operations As a result of factors including the decrease in crude oil prices, the increase in operating expenses and the increase in the special levy for the reporting period, the Group's profit from operations was RMB109,130 million for the six months ended June 30, 2007, representing a decrease of 5.3% compared to the same period of last year.

Net Exchange Loss Compared to the net exchange gain of RMB32 million for the six months ended June 30, 2006, a net exchange loss of RMB342 million was recorded for the six months ended June 30, 2007 as the exchange gain for the six months ended June 30, 2007 was lesser than that for the same period of last year due to the changes in the exchange rate.

Net Interest Expenses Net interest expenses increased 38.5% from RMB889 million for the six months ended June 30, 2006 to RMB1,231 million for the six months ended June 30, 2007. This increase reflected an increase in interest expenses recognised as a result of the accretion expense in relation to asset retirement obligations. In addition, the increase in basic interest rate for Renminbi loans by the People's Bank of China in the first half of this year also resulted in an increase in the interest expenses of the Group.

Profit Before Taxation As a result of the above factors, profit before taxation of the Group was RMB110,342 million for the six months ended June 30, 2007, representing a decrease of 4.8% compared to the same period of last year.

Taxation Taxation decreased 21.7% from RMB30,675 million for the six months ended June 30, 2006 to RMB24,026 million for the six months ended June 30, 2007. The decrease was due to (1) the decrease in taxable income for the reporting period; and (2) the Group's reassessment of its taxation position pursuant to the requirements of the new CIT Law and accordingly reducing the income tax for the reporting period.

Net Profit As a result of the factors discussed above, net profit increased 1.4% from RMB80,681 million for the six months ended June 30, 2006 to RMB81,830 million for the six months ended June 30, 2007.

(photo)

SEGMENT INFORMATION

The Group is engaged in a broad range of petroleum-related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.

Exploration and Production

The Exploration and Production segment is engaged in the exploration, development, production and sales of crude oil and natural gas.

Turnover Turnover decreased 2.7% from RMB211,012 million for the six months ended June 30, 2006 to RMB205,390 million for the six months ended June 30, 2007. The decrease was primarily due to the revenue arising from the increase in the sales volume of crude oil and natural gas being insufficient to offset the lessened revenue resulting from the decrease in crude oil price. The average realised crude oil price of the Group in the first half of 2007 was US$57.69 per barrel, representing a decrease of 1.8% from US$58.75 per barrel compared with the first half of 2006.

Intersegment sales revenue decreased 2.9% from RMB170,761 million for the six months ended June 30, 2006 to RMB165,789 million for the six months ended June 30, 2007. The decrease was mainly due to a decrease in the crude oil price.

Operating Expenses Operating expenses increased 25.9% from RMB86,560 million for the six months ended June 30, 2006 to RMB108,954 million for the six months ended June 30, 2007. The increase was primarily due to increases in purchase expenses, taxes other than income taxes, personnel costs and depreciation, depletion and amortisation.

Profit from Operations Due to the above factors, profit from operations realised in this segment was RMB96,436 million for the six months ended June 30, 2007, representing a decrease of 22.5% compared to the same period of last year.

Refining and Marketing

The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

Turnover Turnover increased 23.4% from RMB255,106 million for the six months ended June 30, 2006 to RMB314,863 million for the six months ended June 30, 2007. The increase was primarily due to an increase in the realised selling price and sales volume of key refined products of which:

Sales revenue from gasoline increased 16.7% from RMB57,985 million for the six months ended June 30, 2006 to RMB67,680 million for the six months ended June 30, 2007. The increase was primarily due to an increase in the realised selling prices and sales volume of gasoline. The average realised selling price of gasoline surged 5.1% from RMB4,785 per ton for the six months ended June 30, 2006 to RMB5,030 per ton for the six months ended June 30, 2007. The sales volume of gasoline increased 11.0% from 12.12 million tons for the six months ended June 30, 2006 to 13.45 million tons for the six months ended June 30, 2007.

Sales revenue from diesel increased 19.1% from RMB101,637 million for the six months ended June 30, 2006 to RMB121,061 million for the six months ended June 30, 2007. The increase was primarily due to an increase in the realised selling price and sales volume of diesel. The average realised selling price of diesel increased 8.9% from RMB4,191 per ton for the six months ended June 30, 2006 to RMB4,563 per ton for the six months ended June 30, 2007. The sales volume of diesel increased 9.4% from 24.25 million tons for the six months ended June 30, 2006 to 26.53 million tons for the six months ended June 30, 2007.

Sales revenue from kerosene increased 4.5% from RMB4,211 million for the six months ended June 30, 2006 to RMB4,401 million for the six months ended June 30, 2007. The increase was primarily due to an increase in the selling prices of kerosene.

(photo)

(photo)

Intersegment sales revenue increased 27.0% from RMB21,142 million for the six months ended June 30, 2006 to RMB26,842 million for the six months ended June 30, 2007. The increase was due to an increase in the selling prices and sales volume of key refined products.

Operating Expenses Operating expenses increased 15.6% from RMB268,995 million for the six months ended June 30, 2006 to RMB310,938 million for the six months ended June 30, 2007. The increase was primarily due to an increase in the purchase costs of crude oil, feedstock oil and refined products from external suppliers, and an increase in selling, general and administrative expenses. In addition, the increase in operating expenses was also resulted from an increase in the level of refined product supply operations in this period.

Profit from Operations Profit from operations realised in this segment amounted to RMB3,925 million for the six months ended June 30, 2007, compared to a loss from operations amounting to RMB13,889 million for the six months ended June 30, 2006. The change from loss to profit was primarily due to higher realised prices of refined products in the domestic market in the first half of 2007 compared to those of the same period in last year and a decrease in the purchase costs of crude oil.

Chemicals and Marketing

The Chemicals and Marketing segment is engaged in the production and sales of basic petrochemical products, derivative petrochemical products and other chemical products.

Turnover Turnover increased 26.0% from RMB39,565 million for the six months ended June 30, 2006 to RMB49,860 million for the six months ended June 30, 2007. The growth in turnover was primarily due to an increase in the sales volume and selling prices of certain petrochemical products.

Operating Expenses Operating expenses increased 21.3% from RMB36,657 million for the six months ended June 30, 2006 to RMB44,462 million for the six months ended

(photo)

June 30, 2007. The increase was primarily due to increases in the purchase prices for raw materials and selling, general and administrative expenses.

Profit from Operations Due to the above factors, this segment realised profit from operations of RMB5,398 million for the six months ended June 30, 2007, representing an increase of 85.6% from that for the six months ended June 30, 2006.

Natural Gas and Pipeline

The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sales of natural gas.

Turnover Turnover increased 27.3% from RMB18,233 million for the six months ended June 30, 2006 to RMB23,216 million for the six months ended June 30, 2007. The increase was primarily due to (1) an increase in the sales volume of natural gas; and (2) an increase in the volume of natural gas from pipeline transmission and the average price for pipeline transmission of natural gas.

Operating Expenses Operating expenses increased 25.2% from RMB13,646 million for the six months ended June 30, 2006 to RMB17,088 million for the six months ended June 30, 2007. The increase was primarily due to an increase in the purchase costs of natural gas and an increase in depreciation charges.

Profit from Operations Due to the above factors, this segment realised profit from operations of RMB6,128 million for the six months ended June 30, 2007, representing an increase of 33.6% from that for the six months ended June 30, 2006.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2007, the Group's primary sources of funds were cash generated from operating activities, and short-term and long-term borrowings. The Group's funds were primarily used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to equity holders of the Company.

As at June 30, 2007, short-term borrowings made up approximately 3.7% of the Group's capital employed as compared with approximately 5.2% as at December 31, 2006. The Group's ability to obtain adequate financing may be affected by our financial position, the operating results and the conditions of the domestic and foreign capital markets. The Group must seek approvals from the relevant PRC government authorities before raising capital in the domestic and foreign capital markets. In general, the Group must obtain the PRC government's approvals for any project involving significant capital investments in the Refining and Marketing segment, the Chemicals and Marketing segment and the Natural Gas and Pipeline segment.

The Group plans to fund its capital expenditures and related investments principally from cash flows generated from operating activities and short-term and long-term borrowings. For the six months ended June 30, 2007, net cash flows generated from operating activities was RMB109,838 million. As at June 30, 2007, the Group had RMB71,771 million in cash and cash equivalents. Cash and cash equivalents were primarily denominated in Renminbi (with Renminbi and United States Dollar accounting for approximately 92.1% and 7.9% respectively).

The table below sets forth the cash flows of the Group for the six months ended June 30, 2007 and June 30, 2006 respectively and the amounts of cash and cash equivalents as at the end of each period:

                                               SIX MONTHS ENDED JUNE 30
                                              -------------------------
                                                  2007         2006
                                              -----------   -----------
                                              RMB MILLION   RMB MILLION
Net cash flows generated from operating
   activities                                   109,838       100,825
Net cash amount used for investing
   activities                                   (56,836)      (51,974)
Net cash amount used for financing
   activities                                   (30,192)      (37,291)
Currency translation differences                    402           165
Cash and cash equivalents as at the end of
   each period                                   71,771        92,630

NET CASH FLOWS FROM OPERATING ACTIVITIES

The net cash flows of the Group generated from operating activities for the six months ended June 30, 2007 was RMB109,838 million, representing an increase of 8.9% compared with RMB100,825 million generated for the six months ended June 30, 2006. This increase was primarily due to the changes in cash related to the operating activities of the Group during the reporting period.

As at June 30, 2007, the Group had working capital of RMB33,144 million while the Group had net current liabilities in excess of the current assets in the amount of RMB17,657 million as at December 31, 2006. The increase in working capital was primarily due to increases in accounts receivable, advanced payments, inventory, cash and cash equivalents.

NET CASH FLOWS USED FOR FINANCING ACTIVITIES

The net cash flows used by the Group for its financing activities during the six months ended June 30, 2007 decreased by 19.0% compared with that for the six months ended June 30, 2006. This was mainly due to the increase in short-term and long-term loans in the first half of 2007 and a lower level of dividends payment made to shareholders of the Company when compared with the same period last year.

The net borrowings of the Group as at June 30, 2007 and December 31, 2006, respectively, are as follows:

                                              AS AT JUNE 30, 2007   AS AT DECEMBER 31, 2006
                                              -------------------   -----------------------
                                                  RMB MILLION             RMB MILLION
Short-term borrowings (including current
   portion of long-term borrowings)                  27,733                  35,763
Long-term borrowings                                 42,667                  35,634
                                                    -------
Total borrowings                                     70,400                  71,397
                                                    =======                 =======
   Less: Cash and cash equivalents                  (71,771)                (48,559)
                                                    -------                 -------
Net borrowings                                       (1,371)                 22,838
                                                    =======                 =======

Maturities of long-term borrowings of the Group, including those maturing within one year, are as follows:

                                              AS AT JUNE 30, 2007   AS AT DECEMBER 31, 2006
                                              -------------------   -----------------------
                                                  RMB MILLION             RMB MILLION
To be repaid within one year                         11,900                  20,607
To be repaid within one to two years                 12,372                  11,797
To be repaid within two to five years                15,938                  10,449
To be repaid after five years                        14,357                  13,388
                                                     ------                  ------
                                                     54,567                  56,241
                                                     ======                  ======

Of the total borrowings of the Group as at June 30, 2007, approximately 31.6% were fixed-rate loans and approximately 68.4% were floating-rate loans. Of the borrowings as at June 30, 2007, approximately 74.1% were denominated in Renminbi, approximately 25.5% were denominated in United States Dollar, approximately 0.3% were denominated in Euro and approximately 0.1% were denominated in Japanese Yen.

As at June 30, 2007, the amount of borrowings obtained by the Group from China Petroleum Finance Company Limited ("CP Finance") was RMB27,044 million, the amount of borrowings obtained from state-owned banks and other state-owned non-banking financial institutions was RMB31,340 million and the amount of borrowings obtained from other related parties was RMB5 million.

As at June 30, 2007, the amounts of short-term and long-term borrowings owed by the Group to CP Finance were RMB321 million and RMB26,723 million, respectively.

As at June 30, 2007, borrowings of the Group included secured debts totaling RMB315 million (RMB359 million as at December 31, 2006). These secured debts are secured mostly over certain of the Group's assets and time deposits with maturities over one year.

As at June 30, 2007, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 9.5% (10.4% as at December 31, 2006).

CAPITAL EXPENDITURES

The table below sets out our capital expenditures by business segment for the six months ended June 30, 2007 and June 30, 2006 respectively and the estimates for the whole year of 2007 respectively. For the six months ended June 30, 2007, capital expenditures of the Group increased 8.0% to RMB51,021 million from RMB47,252 million for the six months ended June 30, 2006. The increase in capital expenditures was primarily due to an increase in expenditures relating to crude oil and natural gas exploration and exploitation, implementation of safety and environmental protection and strategic adjustment. In addition, the increases in commodity prices also resulted in increase in the capital expenditures.

                                                      SIX MONTHS ENDED JUNE 30,
                                              -----------------------------------------
                                                      2007                  2006           ESTIMATES FOR 2007
                                              -------------------   -------------------   -------------------
                                              RMB MILLION     %     RMB MILLION     %     RMB MILLION     %
                                              -----------   -----   -----------   -----   -----------   -----
Exploration and Production                      42,196*      82.7     32,933*      69.7     115,200*     62.0
Refining and Marketing                           4,841        9.5      6,169       13.1      28,000      15.1
Chemicals and Marketing                          1,163        2.3      3,938        8.3      16,000       8.6
Natural Gas and Pipeline                         2,471        4.8      3,840        8.1      18,000       9.7
Other                                              350        0.7        372        0.8       8,500       4.6
                                                ------      -----     ------      -----     -------     -----
Total                                           51,021      100.0     47,252      100.0     185,700     100.0
                                                ======      =====     ======      =====     =======     =====

* If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2006, the first half of 2007 and the estimates for 2007 would be RMB37,253 million, RMB46,680 million and RMB127,200 million, respectively.

Exploration and Production

The majority of the Group's capital expenditures were related to the Exploration and Production segment. For the six months ended June 30, 2007, capital expenditures in relation to the Exploration and Production segment amounted to RMB42,196 million, including RMB8,542 million for exploration activities and RMB25,726 million for development activities. For the six months ended June 30, 2006, capital expenditures in relation to this segment totaled RMB32,933 million, including RMB4,251 million for exploration activities and RMB26,061 million for development activities. The increase in capital expenditures was primarily due to an increase in expenditures relating to oil and gas exploration to secure oil and gas resources.

The Group anticipates that capital expenditures for the Exploration and Production segment for the twelve months ending December 31, 2007 will amount to RMB115,200 million, of which approximately RMB20,000 million will be used for oil and gas exploration, and approximately RMB95,200 million will be used for oil and gas exploitation. Exploration and exploitation activities will be mainly carried out in basins including the Erdos, Junggar, Tarim, Songliao, Sichuan, Bohai Bay and Chaidamu basins.

Refining and Marketing

Capital expenditures for the Group's Refining and Marketing segment for the six months ended June 30, 2007 amounted to RMB4,841 million, of which RMB2,696 million was used in the construction and expansion of refining facilities and RMB1,031 million in the expansion of the retail sales network for refined products and storage infrastructure facilities for oil products. The total capital expenditures of this segment for the six months ended June 30, 2006 were RMB6,169 million. The decrease in these capital expenditures was primarily due to certain projects which were under development in previous years being completed in 2006. Construction works of projects scheduled for 2007 will commence in the second half of the year.

The Group anticipates that capital expenditures for the Refining and Marketing segment for the twelve months ending December 31, 2007 will amount to RMB28,000 million, of which approximately RMB20,000 million for construction and expansion of refining facilities and approximately RMB8,000 million for investments in the expansion of the sales network for refined products and upgrading of the product quality.

Chemicals and Marketing

Capital expenditures for the Chemicals and Marketing segment for the six months ended June 30, 2007 and 2006 amounted to RMB1,163 million and RMB3,938 million, respectively. The decrease was primarily due to certain projects that were still under development in the previous years including key projects such as the ethylene rebuilding and expansion project of Lanzhou Petrochemical having commenced production after their completion in 2006 while other projects such as Fushun Petrochemical are still in their early stages of development.

The Group anticipates that capital expenditures for the Chemicals and Marketing segment for the twelve months ending December 31, 2007 will amount to RMB16,000 million, which are expected to be used primarily for the construction of the ethylene facilities in Dushanzi Petrochemical and Fushun Petrochemical.

Natural Gas and Pipeline

Capital expenditures in the Natural Gas and Pipeline segment for the six months ended June 30, 2007 amounted to RMB2,471 million. The Group incurred RMB2,323 million of these expenditures on the construction of long distance pipelines. For the six months ended June 30, 2006, capital expenditures in this segment was RMB3,840 million. The decrease in capital expenditures incurred during the reporting period was primarily due to certain key pipeline scheduled for construction in 2007 will commence construction in the second half of the year.

The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for the twelve months ending December 31, 2007 will amount to RMB18,000 million, which are expected to be used primarily for construction of key pipelines and underground natural gas storage facilities.

Other

Capital expenditures for Other segment (including research and development activities) for the six months ended June 30, 2007 and for the six months ended June 30, 2006 were RMB350 million and RMB372 million, respectively.

The Group anticipates that capital expenditures for Other segment for the twelve months ending December 31, 2007 will amount to approximately RMB8,500 million, which are expected to be used primarily for research and development activities and for implementation of ERP and other information systems.

MATERIAL INVESTMENT

The Group did not hold any material investment for the six months ended June 30, 2007.

MATERIAL ACQUISITIONS OR DISPOSALS

On March 18, 2007, the Company entered into a conditional equity transfer agreement with CNPC to dispose its entire equity interest in China United Oil Corporation ("China United Oil"), representing 70% of the entire registered capital of China United Oil, a company incorporated under the laws of the PRC, which is 70% owned by the Company and 30% owned by Sinochem Corporation, at a consideration of approximately RMB1.01 billion.

Although the Company holds 70% of the equity interests in China United Oil, China United Oil is equity accounted for by the Company as the Company does not have unilateral control over China United Oil. Following the disposal, the Company will cease to hold any equity interest in China United Oil.

POST-BALANCE SHEET DATE EVENT

At the extraordinary general meeting of the Company held on August 10, 2007, the special resolution in relation to the initial public offering of A Shares of the Company was passed, approving the allotment and issue of new A Shares by the Company and authorising the Board and a special Board committee be fully authorised to determine and deal with matters relating to the issue of the A Shares.

The Company has decided to allot and issue of not more than 4 billion A Shares (including the A Shares to be issued under the over-allotment option). The final number of A Shares to be issued shall be determined by the Board or the special Board committee pursuant to the authorisation granted under the shareholders' resolution after taking into account the PRC's securities market conditions and the Company's business development needs and shall be subject to approvals by the China Securities Regulatory Commission and other relevant regulatory authorities. The timetable for the A Share issue will also depend on the capital market conditions, the progress in obtaining all the relevant approvals and such other circumstances. Upon completion of the A Share issue, the Company will apply for the listing of and permission to deal in the A Shares on the Shanghai Stock Exchange. The net proceeds from the A Share issue, after deducting related expenses, is proposed to be used mainly for the exploration and development of the Company's domestic petroleum and gas resources; the construction of the Company's large-scale refinery, petroleum and gas pipeline projects; and the acquisition of overseas petroleum and gas resources. Details of the A Share issue were set out in the circular to the shareholders of the Company dated June 25, 2007.

FOREIGN EXCHANGE RATE RISK

From July 21, 2005, the PRC government reformed the Renminbi exchange rate regime and implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi capital items are still subject to foreign exchange control. The exchange rates of Renminbi are affected by domestic and international economic developments and political changes, and supply and demand for currencies. Future exchange rates of Renminbi against other currencies could vary significantly from the current exchange rates. As Renminbi is the functional currency of the Company and most of its consolidated subsidiaries, the fluctuation of the exchange rate of Renminbi may have positive or negative impacts on the results of operations of the Group. An appreciation of Renminbi against United States Dollar may decrease the Group's turnover, but the cost for acquiring imported materials and equipment may be reduced. A devaluation of Renminbi against United States Dollar may not have a negative impact on the Group's turnover but may increase the cost for acquiring imported materials and equipment as well as the debt obligations denominated in foreign currencies of the Group.

COMMODITY PRICE RISK

The Group is engaged in a wide range of petroleum-related activities. The oil and gas markets are affected by global and regional demands and supplies. Prices of onshore crude oil are determined with reference to the prices of crude oil on the international markets. A decline in the prices of crude oil and refined products could adversely affect the Group's financial position. The Group historically has not used commodity derivative instruments to hedge against potential price fluctuations of crude oil and refined products. Therefore, the Group is exposed to general price fluctuations of oil and gas commodities in 2007 and thereafter.

INDUSTRY RISK

Like other oil and gas companies in China, the Group's operating activities are subject to regulation and control by the PRC government in many aspects. This regulation and control, such as by the granting of exploration and production licences, the imposition of industry-specific taxes and levies and the implementation of environmental and safety standards etc., is expected to have an impact on the Group's operating activities. As a result, the Group may be subject to fairly significant restrictions when implementing its business strategy, developing and expanding its business or maximising its profitability. Any future changes in the PRC governmental policies on the oil and gas industry may also affect the Group's business operations.

EMPLOYEES AND EMPLOYEE COMPENSATION

Number of employees

As at June 30, 2007 and June 30, 2006, the Group had 463,670 and 438,127 employees, respectively (excluding temporary staff). The table below sets out the number of employees by major business segments as at June 30, 2007:

                                              NUMBER OF EMPLOYEES   PERCENTAGE OF TOTAL (%)
                                              -------------------   -----------------------
Exploration and Production                          259,912                   56.1
Refining and Marketing                              121,851                   26.3
Chemicals and Marketing                              62,057                   13.4
Natural Gas and Pipeline                             15,416                    3.3
Other*                                                4,434                    0.9
                                                    -------                  -----
Total                                               463,670                  100.0
                                                    =======                  =====

* "Other" includes staff of the Company's headquarters, business segments, Exploration & Development Research Institute, Planning & Engineering Institute, Petrochemical Research Institute and other units.

Employee Compensation

The total employee compensation payable by the Group for the six months ended June 30, 2007 was RMB13,472 million, being the total salaries of employees during the period. Compensation of employees is determined according to industry practice and actual conditions of the Group, and is based on the principles of attracting and retaining high-calibre personnel, and motivating all staff for the realisation of best results.

The Company's senior management remuneration system links senior management financial interests (including those of executive directors and supervisors) with the Group's results of operations and the market performance of its shares. All members of the senior management have entered into performance contracts with the Company. Under this system, the senior management members' compensation has three components, namely, fixed salaries, performance bonuses and stock appreciation rights. The variable components in their compensation account for approximately 70% to 75% of the senior management officers' total potential compensation, including approximately 0% to 25% forming the performance bonus component and approximately 50% to 70% forming the stock appreciation rights component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net profit, return on capital and cost reduction targets. The chart below sets forth the components of the total potential compensation for key officers:

                                                                     STOCK
                                                                 APPRECIATION   PERFORMANCE
                                              BASIC SALARY (%)    RIGHTS (%)      BONUS (%)
                                              ----------------   ------------   -----------
Chairman                                             30               70              0
President                                            25               60             15
Vice Presidents                                      25               60             15
DepartmentGeneral Managers                           25               50             25

Details of the directors' and supervisors' emoluments for the six months ended June 30, 2007 and June 30, 2006 were as follows:

                                              FOR THE SIX MONTHS
                                                 ENDED JUNE 30
                                              ------------------
                                                 2007      2006
                                               -------   -------
                                               RMB'000   RMB'000
Subsidies for directors and supervisors           458       816
Salaries, allowances and other benefits         1,450       985
Contributions to retirement benefit scheme         72        28
                                                -----     -----
                                                1,980     1,829
                                                =====     =====

The number of directors and supervisors whose emoluments fall within the following band (including directors and supervisors whose term expired during the reporting period):

                                              AS AT JUNE 30, 2007   AS AT JUNE 30, 2006
                                              -------------------   -------------------
                                                    NUMBER                 NUMBER
                                                      ---                   ---
RMB Nil-RMB1,000,000                                   20                    20
                                                      ===                   ===

Upon exercise of their stock options, members of the senior management will not receive any shares in the Company, but will, by way of stock appreciation rights, receive a monetary sum which is calculated on the basis of the share price of the H shares listed on The Stock Exchange of Hong Kong Limited ("HKSE").

Training Programmes

The training programmes of the Company for 2007 have been geared towards achieving the development strategy and operating objectives of the Company to improve the calibre of its corporate management, technical and marketing teams. The programmes are focused on reinforcing corporate management ability, technical innovation ability and operational skills. The training system has been further improved, with the training mechanism upgraded, resources optimised and methods improved, in order that a scientific, disciplined, orderly and efficient system will be gradually established with a view to continuously improving training quality, upgrading of the overall manpower quality and constant supply of talents required for the continuous, stable and co-ordinated rapid development of the Company.

CONTINGENT LIABILITIES

Information on the Group's contingent liabilities as at June 30, 2007 is as follows:

Bank and other guarantees

At June 30, 2007, due to certain guarantees provided by the Group, the Group had contingent liabilities to CP Finance, a subsidiary of CNPC. It is anticipated that no material liabilities will arise therefrom.

                                              JUNE 30, 2007   DECEMBER 31, 2006
                                              -------------   -----------------
                                               RMB MILLION       RMB MILLION
Guarantee provided to CP Finance in
   respect of borrowings  of associates             162              162
Guarantee provided to a State-owned bank in
   respect of borrowings of third parties            --               41
                                                    ---              ---
                                                    162              203
                                                    ===              ===

Environmental liabilities

CNPC and the Group have operated in China for many years. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, the management of the Group believes that there are no probable environmental liabilities, except for the amounts which have already been reflected in the financial statements, that will have a material adverse effect on the financial position of the Group.

Legal contingencies

The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcome of such contingencies, lawsuits or other proceedings cannot be determined at present, the management of the Group believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

Leasing of roads, land and buildings

According to the Restructuring Agreement entered into between the Company and CNPC in 1999 upon the formation of the Company:

- CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

- CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of collective-owned land on which 116 service stations owned by the Company are located; and

- CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

As at June 30, 2007, CNPC had obtained formal land use right certificates in relation to 27,494 out of the above-mentioned 28,649 parcels of land and some building ownership certificates for the above-mentioned buildings, but has not fully completed the necessary governmental procedures for the above-mentioned service stations located on collectively owned land. The management of the Group confirmed that the use of and the conduct of the relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. The management of the Group is of the opinion that the outcome of the above events will not have a material adverse effect on the operating results or the financial position of the Group.

Group insurance

Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, the management of the Group believes that it may have a material impact on the operating results but will not have a material adverse effect on the financial position of the Group.

(photo)

BUSINESS OPERATING REVIEW AND PROSPECTS

MARKET REVIEW

Crude Oil Market Review

In the first half of 2007, oil prices on the international market dropped at the beginning of the year but picked up in the subsequent months. At the beginning of the year, international oil prices dropped sharply as a result of a decrease in the demand for heating oil due to the warmer weather in the northern hemisphere and an increase in the oil stocks in the United States. Subsequently, international oil prices rose in a volatile manner and reached a fairly high level when there were frequent refinery accidents, a reduction in oil production by OPEC member states and political instability of oil-producing countries. In the first half of the year, the average prices for WTI, Brent and Minas crude oil were US$61.53, US$63.21 and US$63.67 per barrel respectively, representing a decrease of 7.9%, 3.7% and 3.3% compared to the average prices during the same period in the previous year respectively. Affected by the international oil prices, the average realised price for domestic crude oil in the first half of 2007 was lower than that in the first half of 2006.

Domestic crude oil imports continued to increase in the first half of 2007. The net amount of imports was 79.72 million tons, representing an increase of 13.4% as compared to that in the first half of the previous year. Domestic crude oil output and the amount of crude oil processed reached 93.02 million tons and 150 million tons respectively.

Refined Products Market Review

In the first half of 2007, international oil prices fell at the beginning of the year but then rose with fairly significant volatility. Domestic refined product prices, however, were not fully in line with the prices in the international market. Therefore, refineries incurred losses in processing since June 2007. There was a drastic reduction in supply of refined products by local refineries as they were totally or partly out of operation as a result of running at a loss. Overall, the demand and supply of refined products were in a balanced position in the first half of 2007. In the first quarter, the supply exceeded the demand due to the low season coupled with the lower international oil prices. In the second quarter, the supply became tighter due to the high season coupled with the higher oil prices and drop of supply from local refineries. Under these circumstances, it was rather difficult to maintain stable supply on the market. Nominal consumption of refined products was 89.42 million tons in the first half of the year, representing a 4.2% increase over the amount in the same period in previous year.

Chemical Products Market Review

The PRC economy experienced vigorous growth in the first half of 2007. While there was a substantial rise in the production capacity for chemical products, the demand also grew quite strongly and the domestic supply and demand were basically in balance. When crude oil prices continued to move upwards, the market prices of chemical products also remained high.

Natural Gas Market Review

At the end of 2005, the PRC government introduced a new pricing regulation for natural gas and increased the ex-factory price of natural gas. To certain extent, this measure tempered the rapid growth in the demand for natural gas. In the first half of 2007, domestic supply of natural gas did not meet demand.

BUSINESS REVIEW

In the first half of 2007, despite the continuing strategic adjustment of the crude oil output in the Daqing Oilfield and exceptional natural disasters including snowstorms and windstorms occurred in the Northeastern China and the Bohai Bay regions, production and operations of the Group proceeded steadily. By strategically deploying resources and organising workstreams, significant milestones were achieved in respect of oil and natural gas exploration: the discovery of the Jidong Nanpu Oilfield in Jidong shallow water areas of Bohai Bay which contains oil reserves of up to one billion tons. The relevant PRC government authorities assessed the reserves at the Jidong Nanpu Oilfield in August 2007, confirming the proved reserves of original oil in place of 445 million tons and the three-level geological reserves of oil and gas (or oil and gas equivalent) of up to 1.18 billion tons; important achievement was also made in Erdos Basin, Songliao Basin, Gunggar Basin and Sichuan Basin, the growth in the oil and natural gas reserves of the Group remained satisfactory, providing more stable supply of resources required for strengthening the development bases of the Company. The Group made fairly fast progress in its refining and marketing business, showing continuous optimisation in the restructuring of refinery operations, steady growth in production, improvements in major technical and economic indicators for petrochemicals production and further expansion of the marketing and sales networks for refined products. Meanwhile, the construction of certain key pipeline of the Group has commenced and is proceeding in an orderly manner, enhancing the assurance of steady oil and gas supply. In adherence to the principle of gaining mutual benefits and achieving a win-win situation with business partners, the Group actively participated in international oil cooperations, resulting in the expansion of its business in terms of scope and scale.

For the six months ended June 30, 2007, total crude oil and natural gas output of the Group was 552.7 million barrels of oil equivalent, including 419.7 million barrels of crude oil and 798.0 billion cubic feet of marketable natural gas, representing an average daily output of 2.32 million barrels of crude oil and 4,409 million cubic feet of marketable natural gas. For the six months ended June 30, 2007, a total of 425.5 million barrels of crude oil and 787.7 billion cubic feet of natural gas were sold. The Group sold approximately 84.1% of the crude oil to its refineries. In the first half of 2007, the lifting cost for the oil and gas operations of the Group was US$7.10 per barrel, up from US$5.91 per barrel in the first half of 2006.

For the six months ended June 30, 2007, the Group's refineries processed 407.7 million barrels of crude oil, representing an average of 2.25 million barrels per day. Approximately 80.0% of the crude oil processed in the Group's refineries was supplied by the Exploration and Production segment. The Group produced approximately 35.55 million tons of gasoline, diesel and kerosene and sold approximately 40.93 million tons of these products. The Group actively expanded its sales and distribution networks, in particular the retail sales network, by capitalising on the synergy achieved from the integration of refining and marketing. As at June 30, 2007, there were 18,630 service stations either owned, controlled or franchised by the Group or owned by CNPC but to which the Group provided supervisory support. The cash processing cost of the Group's refineries decreased from RMB151 per ton during the first half of 2006 to RMB136 per ton during the first half of 2007.

For the six months ended June 30, 2007, the Group produced 1.305 million tons of ethylene, 1.997 million tons of synthetic resin, 0.701 million tons of synthetic fiber raw materials and polymers, 0.158 million tons of synthetic rubber and
1.897 million tons of urea.

The Natural Gas and Pipeline segment is a business segment of the Group that has been given priority in expansion. For the six months ended June 30, 2007, the Group sold 711.6 billion cubic feet of marketable natural gas through the Natural Gas and Pipeline segment.

THE SECOND HALF OF 2007 AND BEYOND

During the second half of 2007, the Company will continue to adopt solid measures to implement various working plans formulated at the beginning of the year. In due observance of the working guidelines, which is "steady, balanced, efficient, regulated and coordinated", the Company will organise production and operation in a scientific manner, taking active steps to change the economic growth model and promote technological and management innovations. It will also strive to enhance harmony throughout the Company and push forward its effective and rapid development.

In the Exploration and Production area, the Company will keep on increasing exploration efforts and capitalise on exploration results to further reinforce and enhance the resource base. As regards development in oil and gas exploitation, the Company has extensively initiated works targeted for the secondary recovery of old oilfields that have been exploited for relatively longer years and which have high water content, with an aim to enhance the recovery rate. Through the deployment of comprehensive measures, the Company endeavours to raise the recovery rate by around 10%. We also endeavour to maintain the Company's domestic oil and gas output, which currently represents approximately 60% and above 75% of the total crude oil and natural gas output respectively in China, in the foreseeable future, thus further reinforcing the leading position of the Company among the oil and gas suppliers in the country.

In the Refining and Marketing area, the Company will continue to optimise the structure of its refining operations and will organise refinery production in a scientific manner with a view to raise operation efficiency. In the forthcoming years, construction of certain large refining facilities will gradually be completed and commence operations, that enables the Company to maintain its domestic market share in crude oil processing as well as output and sales volume of refined products, which is currently above 40%, and to gradually increase its ethylene output to one-third of the total ethylene output in China.

In the Natural Gas and Pipeline area, the Company will continue to maintain the continuous fast growth in the sales of natural gas. In the near future, the Company plans to construct the Second West-East Gas Pipeline, which connects the Central Asia Gas Pipeline, thereby creating another channel for the West-East Gas Pipeline. We will also construct certain key oil and gas pipelines including the Northeastern China natural gas pipeline network, Lanzhou-Zhengzhou-Changsha refined oil pipeline and Jinzhou-Zhengzhou refined oil pipeline. With these pipeline projects, the Company will further enhance its oil and gas supply capacity and will also have an even stronger basis for future development.

In terms of international businesses, the Company will continue to expedite the development and strive to enhance its scale and competitiveness. It will continue to organise the operation of existing projects and make greater efforts in developing new projects. It will tap on new exploration and exploitation opportunities and will actively seek opportunities of restructuring, merger and acquisition and formation of strategic alliances. Meanwhile, the Company plans to develop larger and stronger international trade operations and make efforts to raise its level of internationalisation and the quality of its international operations.

Looking ahead, it is expected that the world economy will maintain stable growth and the Chinese economy will maintain rapid growth. The persistently high and fast growing demand for oil and gas will provide great opportunities for the business development of the Company. Implementation of the Chinese Government's strategic initiatives to promote the development of the Western China and to re-invigorate old industrial bases in particular those in the Northeastern China, together with the stepping up of the pace in building a market-oriented pricing mechanism for oil and gas, have provided more favourable government policy conditions and market environment for the development of the Company. The further deepening of the economic globalisation process facilitates the Company in taking part in the worldwide market and its sharing of global oil and gas resources. Adhering to the corporate objective of "contributing energy and creating harmony", the Company will endeavour to operate steadily, healthily and with integrity at all times and will continue to enhance its corporate value, actively fulfill its economic, environmental and social responsibilities and seek returns for its shareholders, the society and its employees with satisfactory operating results.

INTERIM DIVIDENDS AND CLOSURE OF REGISTER OF MEMBERS

At the general meeting held on May 16, 2007, the Board was authorised by shareholders of the Company to decide matters relating to the interim dividends for year 2007. The Board has decided to pay interim dividends of RMB0.205690 per share (inclusive of applicable taxes) from 45% of the net profit for the six months ended June 30, 2007 to shareholders whose names appear on the register of members of the Company at the close of business on September 13, 2007. The register of members will be closed from September 7, 2007 to September 13, 2007 (both days inclusive) during which period no transfer of shares will be registered. In order to qualify for the interim dividends, all transfer documents must be lodged, together with the relevant share certificates, at the Computershare Hong Kong Investor Services Limited no later than 4:30 p.m. on September 6, 2007.

In accordance with Article 149 of the Company's Articles of Association, dividends payable to the Company's shareholders shall be declared in Renminbi. Dividends payable to the holders of state-owned shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The amount of Hong Kong Dollars payable shall be calculated at the rate RMB0.9718 equals to HK$1.00 which was the average of the closing exchange rates for Renminbi to Hong Kong Dollar as announced by the People's Bank of China for the week prior to the declaration of the dividends by the Board. Therefore, the interim dividends per H share payable will be HK$0.211659.

Interim dividends will be paid on or around September 28, 2007.

SHARE CAPITAL STRUCTURE

The share capital of the Company in issue as fully paid or credited as fully paid as at June 30, 2007 was 179,020,977,818 shares, with a par value of RMB1.00 each. As at June 30, 2007, the share capital structure of the Company was as follows:

                                                                    PERCENTAGE OF
                                                                  THE TOTAL NUMBER
                                              NUMBER OF SHARES   OF SHARES IN ISSUE
                                                    AS AT               AS AT
SHARES                                          JUNE 30, 2007     JUNE 30, 2007 (%)
------                                        ----------------   ------------------
State-owned shares                             157,922,077,818          88.21
Foreign-invested shares (H shares and ADSs)     21,098,900,000          11.79
                                               ---------------         ------
Total                                          179,020,977,818         100.00
                                               ===============         ======

REPURCHASE, SALE OR REDEMPTION OF SECURITIES

The Company or any of its subsidiaries did not sell any securities of the Company or repurchase or redeem any of the securities of the Company during the six months ended June 30, 2007.

QUALIFIED ACCOUNTANT

In an announcement dated October 18, 2004, the Company announced that it had not been able to find a suitable accountant with professional accounting qualifications recognised to assume the position of qualified accountant as required under Rule 3.24 of the Listing Rules by September 30, 2004. The Company is still in the process of identifying suitable candidates with professional accounting qualifications to assist the Chief Financial Officer to oversee the compliance by the Company of the financial reporting and other related accounting matters. However, despite numerous attempts to find such a candidate, given the importance of the role and the function of the qualified accountant, the Company has still not been able to find a suitable candidate that meets all the requirements in Rule 3.24 of the Listing Rules. The Company is trying its best to identify a candidate with the appropriate qualifications, experience and understanding of the oil and gas industry to act as the joint qualified accountant to assist the Chief Financial Officer of the Company to carry out his duties. The Company will make an application for a 3-year waiver to the HKSE when it has identified the joint qualified accountant.

OTHER DISCLOSURES

Apart from the above, there have been no material changes from the information disclosed in the Annual Report of the Group for the year ended December 31, 2006 regarding other matters specified in paragraph 46(3) of Appendix 16 of the Listing Rules.

SHAREHOLDINGS OF MAJOR SHAREHOLDERS

As at June 30, 2007, the register of interests in shares and short positions kept by the Company under section 336 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the "SFO") showed that the persons in the following table and notes held interests or short positions in the Company's shares:

                                                                      PERCENTAGE (%)
                                                                          OF THE       PERCENTAGE (%)
                                                                       TOTAL NUMBER        OF THE
                                                                          OF THAT        TOTAL SHARE
NAME OF SHAREHOLDER         TYPE OF SHARES      NO. OF SHARES         CLASS IN ISSUE       CAPITAL
-------------------       ------------------   ---------------        --------------   --------------
CNPC                      State-owned shares   157,922,077,818           100.00             88.21
Warren E. Buffett(1)                H shares     2,347,761,000            11.13             1.311
JPMorgan Chase & Co.(2)             H shares     1,082,632,321(L)          5.13(L)          0.605
                                                   716,269,659(P)(3)       3.39(P)          0.400

Notes:

(1) By virtue of Warren E. Buffett's 35.4% interest in Berkshire Hathaway Inc., Berkshire Hathaway Inc.'s 100% interest in OBH Inc., OBH Inc.'s 100% interest in National Indemnity Co. and 100% interest in GEICO Corporation, and GEICO Corporation's 100% interest in Government Employees Inc. Company, each of Warren E. Buffett, Berkshire Hathaway Inc. and OBH Inc. is deemed to be interested in 2,279,151,000 H shares held by National Indemnity Co. and 68,610,000 H shares held by Government Employees Inc. Company, totalling 2,347,761,000 H shares.

(2) JPMorgan Chase & Co. through its various controlled corporations is deemed to be interested in an aggregate of 1,082,632,321 H shares of the Company.

     Of these 1,082,632,321 H shares, 720,409,659 H Shares are directly held by JPMorgan Chase Bank, N.A., JPMorgan Chase & Co. is deemed to be interested in these 720,409,659 H shares by virtue of its 100% interest in JPMorgan Chase Bank, N.A.; 3,698,000 H shares are directly held by J.P. Morgan Securities Ltd., by virtue of J.P. Morgan Chase International Holdings Limited's 100% interest in J.P. Morgan Securities Ltd., J.P. Morgan Chase
     (UK) Holdings Limited's 100% interest in J.P. Morgan Chase International Holdings Limited, J.P. Morgan Capital Holdings Limited's 100% interest in J.P. Morgan Chase (UK) Holdings Limited and J.P. Morgan International Finance Limited's 100% interest in J.P. Morgan Capital Holdings Limited, J.P. Morgan Chase International Holdings Limited, J.P. Morgan Chase (UK) Holdings Limited, J.P. Morgan Capital Holdings Limited and J.P. Morgan International Finance Limited are deemed to be interested in these 3,698,000 H shares; 188,686,960 H shares are directly held by J.P. Morgan Whitefriars Inc., J.P. Morgan Overseas Capital Corporation is deemed to be interested in these 188,686,960 H shares by virtue of its 100% interest in J.P. Morgan Whitefriars Inc.; 15,609,702 H shares are directly held by J.P. Morgan Investment Management Inc., JPMorgan Asset Management Holdings Inc. is deemed to be interested in these 15,609,702 H shares by virtue of its 100% interest in J.P. Morgan

     Investment Management Inc.; 2,426,000 H shares are directly held by JF International Management Inc., JPMorgan Asset Management (Asia) Inc. is deemed to be interested in these 2,426,000 H shares by virtue of its 100% interest in JF International Management Inc.; 151,344,000 H shares are directly held by JF Asset Management Limited, JPMorgan Asset Management
     (Asia) Inc. is deemed to be interested in these 151,344,000 H shares by virtue of its 100% interest in JF Asset Management Limited; 458,000 H shares are directly held by J.P. Morgan International Bank Limited, J.P. Morgan Overseas Capital Corporation is deemed to be interested in these 458,000 H shares by virtue of its 100% interest in J.P. Morgan International Bank Limited.

     Of these 1,082,632,321 H shares, 192,842,960 H shares are indirectly held by J.P. Morgan International Finance Limited, by virtue of Bank One International Holdings Corporation's 100% interest in J.P. Morgan International Finance Limited, J. P. Morgan International Inc.'s 100% interest in Bank One International Holdings Corporation, JPMorgan Chase Bank, N.A.'s 100% interest in J. P. Morgan International Inc, JPMorgan Chase & Co.'s 100% interest in JPMorgan Chase Bank, N.A., Bank One International Holdings Corporation, J. P. Morgan International Inc., JPMorgan Chase Bank, N.A. and JPMorgan Chase & Co. are also deemed to be interested in these 192,842,460 H shares; 189,144,960 H shares are also indirectly held by J. P. Morgan Overseas Capital Corporation, J. P. Morgan International Finance Limited is also deemed to be interested in these shares by virtue of its 100% interest in J. P. Morgan Overseas Capital Corporation; 169,379,702 H shares are also indirectly held by JPMorgan Asset Management Holdings Inc., JPMorgan Chase & Co. is also deemed to be interested in these shares by virtue of its 100% interest in JPMorgan Asset Management Holdings Inc.; and 153,770,000 H shares are also indirectly held by JPMorgan Asset Management (Asia) Inc., JPMorgan Asset Management Holdings Inc. is also deemed to be interested in these shares by virtue of its 100% interest in JPMorgan Asset Management (Asia) Inc.

(3) Comprising 716,269,659 H shares in the lending pool as defined in the SFO. The term "lending pool" is defined as (i) shares that the approved lending agent holds as agent for a third party which he is authorised to lend and other shares that can be lent according to the requirements of the Securities Borrowing and Lending Rules; and (ii) shares that have been lent by the approved lending agent, and only if the right of the approved lending agent to require the return of the shares has not yet been extinguished.

As at June 30, 2007, save as disclosed above, no person (other than the Directors, senior management or the Supervisors of the Company) had recorded an interest in the register of interests in shares and short positions kept pursuant to section 336 of the SFO.

INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE COMPANY

As at June 30, 2007, none of the directors or supervisors of the Company had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the HKSE by the directors and supervisors pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

As at June 30, 2007, the Company has not granted any option to purchase securities or debentures in the share capital of the Company to any directors or supervisors or any of his spouse or child under the age of 18.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted the Model Code for Securities Transactions for Directors of Listed Issuers contained in Appendix 10 of the Listing Rules (the 'Model Code') to regulate trading of shares in the Company by the Directors. The Directors and Supervisors have confirmed to the Company that each of them has complied with the requirements set out in the Model Code.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules throughout the six months ended June 30, 2007, except that since May 20, 2007, the roles of the chairman and the president were held by the same person. Following the retirement of Mr. Chen Geng, Mr. Jiang Jiemin, who was the president and vice chairman of the Company, has since May 20, 2007 been appointed as the chairman of the Board concurrently with his role as the president of the Company. With his extensive experience in China's oil and gas industry and substantial knowledge of the operations and management of the Company, the Board believes that Mr. Jiang will continue to provide strong leadership to the Board and facilitate the Company to implement its plans and strategies smoothly and effectively. The Board believes that such change in the management structure will not affect the operations and business development and corporate governance of the Company. In view of the importance of the role as the president, should there be a candidate with the suitable credentials, the Board will consider appointing a new president to comply with the relevant requirement under the Code on Corporate Governance Practices.

AUDIT COMMITTEE

The members of the audit committee of the Company formed pursuant to the Listing Rules include Mr. Franco Bernabe, Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Gong Huazhang. The main responsibilities of the audit committee are the review and monitoring of the form of financial submissions and the internal control mechanism of the Group and giving advice to the Board of Directors. The audit committee of the Company has reviewed and confirmed the interim results announcement and report for the six months ended June 30, 2007.

DIRECTORS OF THE COMPANY

As at the date of this report, the Board comprises Mr. Jiang Jiemin as the Chairman; Mr. Duan Wende as executive director; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.

                                                           By Order of the Board
                                                      PetroChina Company Limited
                                                                    Jiang Jiemin
                                                                        Chairman
                                                                    Beijing, PRC
                                                                 August 23, 2007


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

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PetroChina Company Limited


Dated: September 07, 2007               By: /s/ Li Huaiqi
                                            --------------------
                                        Name: Li Huaiqi
                                        Title: Company Secretary